Exhibit 99.1

ENTRÉE GOLD INC.

Annual Information Form

FOR THE YEAR ENDED
DECEMBER 31, 2008

DATED MARCH 26 2009

TABLE OF CONTENTS

DATE OF INFORMATION	2
FORWARD LOOKING STATEMENT	2
CURRENCY AND EXCHANGE	3
DEFINED TERMS AND ABBREVIATIONS	3
CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
DESCRIPTION OF THE BUSINESS	12
RISK FACTORS	14
MINERAL PROPERTIES	23
DIVIDENDS	34
CAPITAL STRUCTURE	34
MARKET FOR SECURITIES	34
ESCROWED SECURITIES	35
DIRECTORS AND OFFICERS	36
PROMOTERS	42
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	42
INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	42
TRANSFER AGENTS AND REGISTRARS	42
MATERIAL CONTRACTS	43
INTEREST OF EXPERTS	44
ADDITIONAL INFORMATION	44

APPENDIX

ENTRÉE GOLD INC.
ANNUAL INFORMATION FORM

DATE OF INFORMATION

Unless otherwise specified in this Annual Information Form, the information herein is presented as at December 31, 2008, the last date of the Company’s most recently completed financial year-end.

FORWARD LOOKING STATEMENT

This Annual Information Form (the “AIF”) and documents incorporated by reference herein contain “forward-looking statements” and “forward looking information” (together the “forward looking statements”) within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements include, but are not limited to, the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, cost and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In  certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or “does not expect”, “is expected”, “budget”, “scheduled”, "estimates", “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results "may", “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY AND EXCHANGE

Our financial statements are stated in United States dollars and are prepared in conformity with United States Generally Accepted Accounting Principles.

In this AIF, all dollar amounts are expressed in U.S. dollars unless otherwise specified.  Because our principal executive office is located in Canada, many of our obligations are and will continue to be incurred in Canadian dollars (including, by way of example, salaries, rent and similar expenses).  Where the disclosure is not derived from the annual financial statements for the year ended December 31, 2008, we have not converted Canadian dollars to U.S. dollars for purposes of making the disclosure in this AIF.

DEFINED TERMS AND ABBREVIATIONS

As used in this AIF, the terms "we", "us", "our", “the Company” and "Entrée" mean Entrée Gold Inc. and our wholly-owned subsidiaries Entrée LLC, Entrée Gold (US) Inc, Entrée Resources International Limited, Beijing Entrée Minerals Technology Company Limited and Entrée Holdings U.S. Inc. unless otherwise indicated.

CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES

Canadian disclosure standard for the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), which adopts the definitions of the terms ascribed by the  Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves,  as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" may only be separately disclosed, have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Name, Address and Incorporation

Entrée Gold Inc. is an exploration stage company engaged in the exploration of mineral resource properties located in Mongolia, China and the USA.  Our principal executive office is located at Suite 1201 - 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3.  The telephone number for our principal executive office is (604) 687-4777 and our web site is located at www.entreegold.com.  Information contained on our website does not form part of this AIF. Our registered and records office is at 2900-550 Burrard Street, Vancouver, BC, Canada V6C 0A3 and our agent for service of process in the United States of America is National Registered Agents, Inc., 1090 Vermont Avenue NW, Suite 910, Washington, DC 20005.

We maintain an administrative office in Ulaanbaatar, the capital of Mongolia, from which we support our Mongolian operations.  The address of our Mongolian office is Jamyan Gun Street-5, Ar Mongol Travel Building, Suite #201, #202, Sukhbaatar District, 1st Khoroo, Ulaanbaatar, Mongolia.  The telephone number for our Mongolian office is 976.11.318562.

We also maintain an administrative office in Beijing, China, from which we support our China operations.  The address of our Beijing office is #2705 Tower 12, Wanda Plaza, Jianguo Road, Chaoyang District Beijing.

Our Company was incorporated in British Columbia, Canada, on July 19, 1995, under the name Timpete Mining Corporation.  On February 5, 2001, we changed our name to Entrée Resources Inc.  On October 9, 2002 we changed our name from Entrée Resources Inc. to Entrée Gold Inc. and, on January 22, 2003, we changed our jurisdiction of domicile from British Columbia to the Yukon Territory by continuing our company into the Yukon Territory.  On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act.

At inception our Memorandum and Articles authorized our company to issue up to 20 million common shares without par value.  On September 30, 1997, we subdivided our authorized capital on a two new shares for one old share basis, resulting in authorized capital of 40 million common shares without par value.  On February 5, 2001, we subdivided our common shares on a four new shares for one old share basis, thus increasing authorized capital to 160 million common shares without par value and simultaneously reduced our authorized capital to 100 million common shares without par value.  On October 9, 2002 we consolidated our authorized capital, both issued and unissued, on the basis of one new share for each two old shares, resulting in authorized capital of 50 million common shares without par value and simultaneously increased the authorized capital from 50 million common shares without par value to 100 million common shares without par value.  On May 20, 2004, we received approval from our shareholders to increase our authorized share capital from 100 million common shares without par value to an unlimited number of common shares, all without par value.  This increase became effective June 16, 2004, the date we filed the amendment to our Articles.

Intercorporate relationships

We have six wholly-owned subsidiary companies:
•
Entrée LLC, a Mongolian limited liability company formed July 25, 2002, which currently holds all of our assets in Mongolia but will eventually hold only those assets in Mongolia that are subject to the Entree-Ivanhoe Joint Venture.

•	Entrée U.S. Holdings Inc., a British Columbia corporation organized on December 11, 2006, for the purpose of holding Entrée Gold (US) Inc.
•	Entrée Gold (US) Inc. an Arizona corporation formed on December 22, 2006, for the purpose of conducting our United States operations.
•	Beijing Entrée Minerals Technology Company Limited, a wholly foreign owned enterprise (WFOE) in China formed on May 27, 2008 for the purpose of conducting our China operations.
•	Entrée Resources International Limited, a British Columbia corporation.
•	Entrée Resources LLC, a Mongolian limited liability company formed to hold those Mongolian assets outside of the Entrée-Ivanhoe Joint Venture

GENERAL DEVELOPMENT OF THE BUSINESS

Five Year History

In September 2003, the Company acquired a 100% interest in three mineral exploration licences (“MELs”) in Mongolia covering 179,590 hectares (collectively “Lookout Hill”) and a fourth mineral license (“Manlai”) for cash and stock.

In October 2004, the Company entered into an Equity Participation and Earn-in Agreement (“Earn-In Agreement”) with Ivanhoe Mines Ltd., through its wholly owned subsidiary Ivanhoe Mines Mongolia Inc. XXK (collectively, “Ivanhoe Mines”) to explore approximately 40,000 hectares of Lookout Hill (“Entrée-Ivanhoe Project Property”) in return for the right to earn a 70% or 80% interest in the Entrée-Ivanhoe Project Property depending on the depth of mineralization for the expenditure of $35 million in exploration (see below). Ivanhoe Mines also made an equity investment in the Company.

As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on the Entrée-Ivanhoe Project Property and in accordance with the Earn-In Agreement, Entrée and Ivanhoe Mines formed a joint venture on terms annexed to the Earn-In Agreement (the “Entrée-Ivanhoe Joint Venture”).  During the year ended December 31, 2008, the Entree-Ivanhoe Joint Venture expended approximately $1.9 million. Ivanhoe has contributed Entrée’s 20% portion of the expenditures as an advance on future earnings.

During 2005, the Company raised $24,197,263 from the issuance of capital stock through an equity investment by Rio Tinto; through its wholly-owned Canadian subsidiary, Kennecott Canada Exploration Inc. (collectively, “Rio Tinto”), a further investment by Ivanhoe Mines (see below) and the exercise of warrants and stock options.  Ivanhoe Mines carried out a drilling program on the Entrée-Ivanhoe Project Property, and Hugo North style-mineralization was first intersected in April 2005.

In March 2005, the Company became a Tier I Issuer on the TSX Venture Exchange. In July, 2005, the Company was approved for listing on the American Stock Exchange, now the NYSE Amex, under the trading symbol “EGI”. The Company is also traded on the Frankfurt Stock Exchange under the symbol “EKA, WKN:121411.” On April 24, 2006, the Company delisted from the TSX Venture Exchange and listed on the Toronto Stock Exchange (“TSX”), under the same symbol “ETG.”

In February 2006, the Company announced that a mineral resource estimate by AMEC Americas Limted (“AMEC”) had delineated an initial Inferred Resource for the Hugo North Extension.  The Hugo North Extension is situated within the Entree-Ivanhoe Project Property on the Company’s Shivee Tolgoi MEL. An Inferred Resource of 190 million tonnes grading 1.57% copper and 0.53 grams per tonne (“g/t”) gold (a copper equivalent grade of 1.91%) was estimated to contain approximately 6.6 billion pounds of copper and 3.2 million ounces of gold.

During 2006, 11 diamond drill holes, totaling 8,614.1 metres and 18 shallow reverse circulation holes, totaling 3,290.0 metres, were completed by the Company on targets outside the Entrée-Ivanhoe Project Property on Lookout Hill.  Additional work included IP and magnetometer geophysical surveys, soil and rock geochemical sampling, and geological mapping.  The areas targeted by drilling included: West Grid geophysical, geological and geochemical anomalies; the large Ring Dyke geophysical anomaly and associated zones of alteration; the Zone III epithermal gold system; and the Zones I and II areas of associated alteration and geophysical targets.

In May 2006, the Company secured an option to acquire the Sol Dos copper prospect, located in the Safford district, of south-east Arizona. In February 2008, the Company chose to discontinue earning-in on this prospect due to the lack of favourable results and terminated this agreement.

In March 2007, the Company announced that an updated mineral resource estimate for the Hugo North Extension had been calculated, based on in-fill drilling conducted by Ivanhoe Mines to November 1, 2006.  The updated mineral resource estimate was prepared by AMEC.  At a 0.6% copper equivalent* (“CuEq”) cut-off, the Hugo North Extension is now estimated to hold an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 g/t gold (a copper equivalent* grade of 2.19%).  This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold.  An Inferred Resource estimate for the Hugo North Extension is estimated to contain 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent* grade of 1.35%).  The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold. See Table 1 below.

Since the March 2007 announcement of the updated mineral resource estimate an additional 6 holes were drilled in the Hugo North Extension area for structure delineation, geotechnical and resource infill purposes. These holes have not been used in estimating resources at Hugo North. AMEC inspected the results of these holes and concluded they will have no material impact on the resource estimate.

Table 1:	Hugo North Extension Indicated and Inferred Mineral Resource on the Entrée-Ivanhoe Project Property as of February 20, 2007

Class	CuEq Cut-off	Tonnage (tonnes)	Copper (%)	Gold (g/t)	CuEq* (%)	Contained Metal
						Cu (‘000 lb)	Au (oz)	CuEq('000 lb)
Indicated
	1.0	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000
	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
Inferred
	1.0	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000

*Copper equivalent (CuEq) grades have been calculated using assumed metal prices (US$1.35/lb. for copper and US$650/oz. for gold);  %CuEq = %Cu + [Au(g/t)x(18.98/29.76)]. The equivalence formula was calculated assuming that gold recovery was 91% of copper recovery.

On June 27, 2007, Rio Tinto exercised its “A” and “B” warrants and the Company issued 6,306,920 common shares for cash proceeds of $17,051,716.  (See page 11 for details regarding warrants).

On June 29, 2007, Ivanhoe Mines exercised its “A” and “B” warrants purchased as part of a private placement in July 2005, and the Company issued 1,235,488 common shares for cash proceeds of $3,340,327.

On November 26, 2007, Entrée closed a short form prospectus offering of 10 million common shares at a price of C$3.00 per share for gross proceeds of C$30 million (the “Treasury Offering”) pursuant to an underwriting agreement between the Company and BMO Nesbitt Burns (the “Underwriter”). The Underwriter received a fee of C$1.8 million, being 6% of the gross proceeds of the Treasury Offering.

On November 26, 2007, in order to maintain its percentage ownership of Entrée’s issued and outstanding shares, at approximately 14.7%, Ivanhoe Mines exercised its pre-emptive rights and acquired, concurrently with the closing of the Treasury Offering, an aggregate of 2,128,356 shares of the Company at a price of C$3.00 per share for additional gross proceeds of C$6,385,068.

On November 26, 2007, in order to maintain its percentage ownership of Entrée’s issued and outstanding shares, at approximately 15.9%, Rio Tinto exercised its pre-emptive rights and acquired, concurrently with the closing of the Treasury Offering, an aggregate of 2,300,284 shares of the Company at a price of C$3.00 per share for additional gross proceeds of C$6,900,852.

In August 2007, the Company entered into an agreement with Empirical Discovery LLC (“Empirical”) to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of $1.9 million and issuing 300,000 shares within 5 years of the anniversary of TSX acceptance of the agreement.  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% net smelter returns (“NSR”) royalty, half of which may be purchased for $2 million.

Exploration at the Company’s Manlai project in 2007 focused on following up targets defined during the previous field season. Limited exploration was conducted at Manlai in 2008 as the Company focused on the Nomhkon Bohr target on the Togoot License (Lookout Hill Project).

In October 2007, Entrée received notice from Ivanhoe Mines that it had incurred the required expenditures ($20 million) to earn a 51% participating interest in the Entrée-Ivanhoe Project Property.   On March 11, 2008, Ivanhoe Mines notified Entrée that it had incurred in excess of $27.5 million in expenditures, thus reaching a 60% participating interest. On June 30, 2008 Ivanhoe Mines notified Entrée that it had incurred expenditures of $35 million, fulfilling the requirement of the Earn-in Agreement and triggering the formation of an Entrée-Ivanhoe Joint Venture.

In November 2007, the Company entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective, contiguous exploration licences, totaling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People’s Republic of China.  Entrée has agreed to spend $3 million to fund exploration activities on the licences (collectively known as “Huaixi” - see maps on www.entreegold.com) over a four year period.  After Entrée has expended $3 million, the Company will have the right to earn a 78% interest and Zhejiang No. 11 Geological Brigade will hold a 22% interest in the project.

In January 2008, the Company entered into a second agreement with Empirical (the “Bisbee Agreement”) to explore for and test porphyry copper targets in a specified area near Bisbee, Arizona.  Bisbee is located within a copper district that produced over 8 billion pounds of copper and 3 million ounces of gold in the last century.  The Company intends to use the proprietary geophysical interpretation techniques developed by the principals of Empirical to locate buried porphyry targets.  The area of interest covers over 10,800 acres (4,370 ha).

Under the terms of the Bisbee Agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of TSX acceptance of the agreement. If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty half of which may be purchased for $2 million.

In March 2008, the Company received the first resource estimate prepared by Quantitative Geoscience Pty Ltd for the Heruga copper, gold, and molybdenum deposit.  The Heruga deposit is situated within the Entrée-Ivanhoe Project Property on the Company’s Javhlant MEL, in southern Mongolia, immediately south of Ivanhoe Mines’ Oyu Tolgoi copper and gold deposit.  Heruga is estimated to contain an Inferred Resource of 760 million tonnes grading 0.48% copper, 0.55 g/t gold and 142 ppm molybdenum for a copper equivalent* grade of 0.91%, using a 0.60% copper equivalent* cut-off grade, see Table 2 below.  Based on these figures, the Heruga deposit is estimated to contain at least eight billion pounds of copper and 13.4 million ounces of gold.  Drilling is being conducted by partner and project operator, Ivanhoe Mines.

Table 2. Heruga Inferred Resource - March 2008

Cut-off	Tonnage	Cu	Au	Mo	Cu Eq*	Contained Metal
CuEq %	1000's (t)%		g/t	ppm	%	Cu ('000 lb)	Au ('000 oz.)	CuEq ('000 lb)
>1.00	210,000	0.57	0.97	145	1.26	2,570,000	6,400	5,840,000
>0.60	760,000	0.48	0.55	142	0.91	8,030,000	13,400	15,190,000
*Copper Equivalent estimated using $1.35/pound (“lb”) copper (“Cu”), $650/ounce (“oz”) gold (“Au”) and $10/lb molybdenum (“Mo”). The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula CuEq = %Cu + ((g/t Au*18.98)+(%Mo*0.01586))/29.76.

The Company is actively engaged in looking for properties to acquire and manage, which are complementary to its existing projects, particularly large tonnage base and precious metal targets in eastern Asia and the Americas.

The commodities the Company is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  The Company has entered into agreements to acquire these types of targets over the past several months in the southwestern U.S and more recently in China.  Other jurisdictions may be considered, depending on the merits of the potential asset.

Smaller, higher grade systems will be considered by the Company if they demonstrate potential for near-term production and cash-flow.  If the Company is able to identify smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems, it may negotiate and enter into agreements to acquire them.

Significant Acquisitions in 2008

The Company made no significant acquisitions in 2008.

The Lookout Hill Property

The Company’s principal property is the Lookout Hill property in the Aimag of Omnogovi (also spelled Umnogobi) in the South Gobi region of Mongolia (an 'Aimag' is the local equivalent of a state or province),. Pursuant to an 'arms length' option agreement dated July 25, 2002, we purchased from Mongol Gazar Co., Ltd., (“Mongol Gazar”), an unrelated privately held Mongolian company, an option to acquire up to a 60% interest in three mineral licenses issued by the Mineral Resources and Petroleum Authority of Mongolia granting exploration rights, respectively, over three contiguous parcels of land known as Togoot (License No. 3136X), comprised of 104,484 hectares, Shivee Tolgoi (License No. 3148X), comprised of 54,760 hectares and Javhlant (License No. 3150X), comprised of 20,346 hectares.  "Shivee Tolgoi" translates into English as "Lookout Hill" and we refer to all three of these parcels, collectively, as Lookout Hill.  For a more detailed discussion of our Lookout Hill property please refer to the Property Description and Location section of this AIF, beginning at page 23, below.

Pursuant to a purchase agreement dated September 13, 2003 between our Company and our subsidiary Entrée LLC on the one hand, and Mongol Gazar and its Mongolian affiliate MGP LLC, on the other hand, we agreed to purchase a 100% interest in the Lookout Hill property, free of any NSR royalty, together with an additional mineral license (License No. 3045X) pertaining to a parcel of property known as the Manlai property, located in the Kharmagtai area of Mongolia in the Manlai and Tsogt-tsetsii Soums, Omnogovi Aimag (a 'Soum' is the local Mongolian term for a township or district), approximately 120 kilometres north of the Lookout Hill property (see below).  In consideration for these properties we agreed to pay $5.5 million in cash and to issue 5 million common shares of our Company to Mongol Gazar.  We also agreed that if Mongol Gazar sold these 5 million common shares at any time prior to November 30, 2004 for net proceeds of less than $5 million, we would pay them an amount equal to the difference between $5 million and the net proceeds they actually received.  Although this purchase agreement superseded the option agreement dated July 25, 2002, we agreed that we would reinstate the option agreement if the transactions described in the purchase agreement did not close.

The purchase agreement provided that we could use the cash portion of the purchase price to clear any encumbrance on the Lookout Hill property, and that we were to pay the balance of the cash portion of the purchase price, and issue the 5 million common shares, fifteen days after we received notice from our Mongolian lawyers that satisfactory title to the Lookout Hill and Manlai properties had been transferred into the name of our Mongolian subsidiary, Entrée LLC, free of all liens, charges and encumbrances.

Because Mongol Gazar was still in the process of clearing title to the Manlai property at the time we were preparing to complete our acquisition of the Lookout Hill property, we entered into an Amending Agreement dated November 6, 2003 severing the Manlai property from the September 13, 2003 purchase agreement.  We entered into a separate purchase agreement with respect to the Manlai property, pursuant to which we would acquire title to it for no additional consideration at such time as Mongol Gazar was able to transfer clear title.  Title to this parcel was transferred to our subsidiary Entrée LLC on February 9, 2004.

Title to the Javhlant and Togoot parcels was transferred to our subsidiary, Entrée LLC, on September 30, 2003 and title to the third parcel comprising the Lookout Hill property, Shivee Tolgoi, was transferred to Entrée LLC on October 28, 2003.  We paid the first part of the cash portion of the purchase price of $5.5 million, in the amount of $500,000, on September 19, 2003 and the balance of the cash portion of the purchase price on November 13, 2003.

In a subsequent agreement dated as of April 20, 2004, we agreed to issue to Mongol Gazar non-transferable share purchase warrants for the purchase of up to 250,000 of our common shares at a purchase price of $1.05 per share until expiration of the warrants on April 20, 2006 in consideration of (i) the waiver by Mongol Gazar of our obligation to pay to it the shortfall, if any, between $5 million and the net proceeds realized upon a sale of the 5 million common shares issued to them as part of the purchase price for the Lookout Hill property and (ii) a 100% interest in the Khatsavch Property (Licence #6500X, consisting of 632 hectares) located in Khanbogd and Bayan Ovoo Soums, Omnogovi, Mongolia.  The share purchase warrants were issued on June 14, 2004, and title to the property has been registered in the name of Entrée LLC.  Title to Khatsavch was subsequently returned to the Mongolian government in October 2007.

Equity Participation and Earn-in Agreement with Ivanhoe Mines Ltd.

Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) in October 2004 with Ivanhoe Mines Ltd., title holder of the Oyu Tolgoi copper-gold deposit, which is located adjacent to and is surrounded by Entrée’s Lookout Hill property (see map on page 10). This agreement was subsequently assigned to a subsidiary of Ivanhoe Mines Ltd., Ivanhoe Mines Mongolia Inc. XXK, (collectively, “Ivanhoe Mines”).

The Earn-in Agreement provided that Ivanhoe Mines would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in a mineral exploration and, if warranted, development and mining project on a portion of the Lookout Hill property.  Under the Earn-in Agreement, Ivanhoe Mines would conduct exploration activities in an effort to determine if the Oyu Tolgoi mineralized system extended onto the Entrée-Ivanhoe Project Property.  Following execution of the Earn-in Agreement Ivanhoe Mines undertook an aggressive exploration program, which eventually confirmed the presence of two resources on Lookout Hill within the Entrée-Ivanhoe Project Property: the Hugo North Extension indicated and inferred resource to the north of Oyu Tolgoi and the inferred resource of the Heruga Deposit to the south of Oyu Tolgoi.

As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on the Entrée-Ivanhoe Project Property and in accordance with the Earn-In Agreement, Entrée and Ivanhoe Mines formed the Entrée-Ivanhoe Joint Venture.  During the year ended December 31, 2008, the Entrée-Ivanhoe Joint Venture expended approximately $1.9 million. Ivanhoe has contributed Entrée’s 20% portion of the expenditures as an advance on future earnings.

Certain of Ivanhoe Mines' rights and obligations under the Earn-In Agreement, including a right to nominate one member of our Board of Directors, a pre-emptive right to enable them to preserve their ownership percentage in our Company, and an obligation to vote their shares as our Board of Directors directs on certain matters, expired with the formation of the joint venture.  Ivanhoe’s right of first refusal to the remainder of Lookout Hill is maintained with the formation of the joint venture.

We believe that both the initial Earn-in Agreement and the joint venture are of significant benefit to our Company.  The Earn-in Agreement enabled us to raise money that we used to pursue our exploration activities on the balance of our Lookout Hill property and elsewhere.  It also enabled the exploration of the Entrée -Ivanhoe Project Property at little or no cost to our Company, leading to the delineation of indicated and inferred mineral resource estimates for the Hugo North Extension and the discovery and subsequent definition of a significant inferred resource on the Heruga deposit.

At December 31, 2008, Ivanhoe Mines owned approximately 14.6% of Entrée’s issued and outstanding shares.

At March 26, 2009, Ivanhoe Mines owned approximately 14.6% of Entrée’s issued and outstanding shares.

The area of Lookout Hill subject to the joint venture is shown below:

Entree Gold Inc./Ivanhoe Mines Ltd.
Project Property Boundaries
Nomkhon Bohr
Ulaan Khud
Copper Flats
Hugo Dummett
Ivanhoe Mines
Oyu Tolgoi
Heruga
Legend
Gold Prospects
Copper Prospects
Coal Prospects
N
0
10
kilometres
100% Entree Gold Inc.
(139,500 hectares)
Oyu Tolgoi Property
(8,500 hectares)
Entree/Ivanhoe Project Property
(~40,000 hectares)

Investment by Rio Tinto in Entrée Gold Inc.

In June 2005, Rio Tinto, through its subsidiary Kennecott Canada Exploration (collectively, “Rio Tinto”), completed a private placement into Entrée, whereby they purchased 5,665,730 units at a price of C$2.20 per unit, which consisted of one Entrée common share and two warrants (one “A” warrant and one “B” warrant). Two “A” warrants entitle Rio Tinto to purchase one Entrée common share for C$2.75 within two years; two “B” warrants entitle Rio Tinto to purchase one Entrée common share for C$3.00 within two years. Proceeds from Rio Tinto’s investment were $10,170,207. In June 2005, Ivanhoe Mines exercised its unit warrants and purchase 4.6 million shares at C$1.10 per share, resulting in proceeds to Entrée of C$4,069,214. Ivanhoe Mines then exercised its pre-emptive right to maintain proportionate ownership of Entrée shares in July 2005 and took part in the private placement, purchasing 1,235,489 units, resulting in further proceeds to Entrée of $2,217,209. Rio Tinto purchased an additional 641,191 units of the private placement to maintain proportional ownership, resulting in further proceeds of $1,150,681.

On June 27, 2007, Rio Tinto exercised it’s “A” and “B” warrants and the Company issued 6,306,920 common shares for cash proceeds of $17,051,716.

On November 26, 2007, in order to maintain its ownership of Entrée’s issued and outstanding shares at approximately 15.9%, Rio Tinto exercised its pre-emptive rights and acquired, concurrently with the closing of the Treasury Offering, an aggregate of 2,300,284 shares of the Company at a price of C$3.00 per share for additional gross proceeds of C$6,900,852.

At December 31, 2008, Rio Tinto owned approximately 15.8% of Entrée’s issued and outstanding shares.

At March 26, 2009, Rio Tinto owned approximately 15.8% of Entrée’s issued and outstanding shares.

Rio Tinto is required to vote its shares as our board of directors directs on matters pertaining to fixing the number of directors to be elected, the election of directors, the appointment and remuneration of auditors and the approval of any corporate incentive compensation plan or any amendment thereof, provided the compensation plan could not result in any time in the number of common shares reserved for issuance under the plan exceeding 20% of the issued and outstanding common shares.

Investment by Rio Tinto in Ivanhoe Mines

In October 2006, Rio Tinto announced that it had agreed to invest up to $1.5 billion to acquire up to a 33.35% interest in Ivanhoe Mines.  The proceeds from this investment were targeted to fund the joint development of the Oyu Tolgoi copper-gold project the “Oyu Tolgoin Project”).  An initial tranche of $303 million was invested to acquire 9.95% of Ivanhoe Mines’ shares.  It was further announced on September 12, 2007 that “Rio Tinto will provide Ivanhoe Mines Ltd. with a convertible credit facility of $350 million for interim financing for the Oyu Tolgoi copper-gold project in Mongolia. The credit facility is directed at maintaining the momentum of mine development activities at Oyu Tolgoi while Ivanhoe Mines and Rio Tinto continue to engage in finalising an Investment Agreement between Ivanhoe Mines and the government of Mongolia. If converted, this investment could result in Rio Tinto’s owning 46.65% of Ivanhoe Mines.” Entrée believes these investments represent, together with the exercise of the Entrée warrants, a major vote of confidence by one of the world’s pre-eminent mining companies in both the Oyu Tolgoi Project and in the country of Mongolia.

Mongolian Government

The Mongolian Parliament has been negotiating with Ivanhoe Mines for five years with regard to the Investment Agreement. The Investment Agreement is structured to stabilize tax, infrastructure and fiscal issues and guide the planned development and long-term operation of the Oyu Tolgoi Project.  There was a general election in June 2008, that resulted in the return of the Mongolian People’s Revolutionary Party (“MPRP”) to a majority government.  After a period of political unrest in the country, the government was formed and new cabinet ministers appointed.  A Working Group was appointed to finalize negotiations with Ivanhoe Mines regarding the Investment Agreement.  The Working Group forwarded their recommendation to the National Security Council, which then sent the agreement to Parliament on March 9, 2009.  Parliament recessed on March 13, 2009, but gave assurances to Ivanhoe Mines that the Investment Agreement would be given priority in the next session, scheduled to begin in early April 2009.

Ivanhoe Mines and Rio Tinto have been meeting with Members of Parliament to discuss issues relating to the planned development of Oyu Tolgoi and lawmakers have visited the Oyu Tolgoi Project site to see work in progress. Ivanhoe Mines and Rio Tinto also have expressed their concerns to Members of Parliament, the Government’s Cabinet and the President about potential adverse impacts on the cost and timing for the Oyu Tolgoi project that would result from any further unexpected delays in the parliamentary approval process.

The draft agreement, once approved by Parliament, remains subject to approvals by the Ivanhoe Mines and Rio Tinto boards of directors.

Entrée continues to monitor developments in Mongolia, and maintains regular contact with Rio Tinto and Ivanhoe Mines regarding this matter.

DESCRIPTION OF THE BUSINESS

General

We are in the mineral resource business.  This business generally consists of three stages: exploration, development and production.  Mineral resource companies that are in the exploration stage have not yet found mineral resources in commercially exploitable quantities, and are engaged in exploring land in an effort to discover them.  Mineral resource companies that have located a mineral resource in commercially exploitable quantities and are preparing to extract that resource are in the development stage, while those engaged in the extraction of a known mineral resource are in the production stage.  Our Company is in the exploration stage.

Mineral resource exploration can consist of several stages.  The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources.  This can consist of the outright acquisition of the land or the acquisition of specific, but limited, rights to the land (e.g., a license, lease or concession).  After acquisition, exploration would probably begin with a surface examination by a prospector or professional geologist with the aim of identifying areas of potential mineralization, followed by detailed geological sampling and mapping of this showing with possible geophysical and geochemical grid surveys to establish whether a known trend of mineralization continues through un-exposed portions of the property (i.e., underground), possibly trenching in these covered areas to allow sampling of the underlying rock.  Exploration also commonly includes systematic regularly spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, as well as gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock.  Exploration might culminate in a feasibility study to ascertain if the mining of the minerals would be economic.  A feasibility study is a study that reaches a conclusion with respect to the economics of bringing a mineral resource to the production stage.

Our wholly-owned Mongolian subsidiary, Entrée LLC, is the registered owner of the three mineral exploration licences (Javhlant, Shivee Tolgoi and Togoot) comprising the Company’s principal property, the Lookout Hill property, permitting mineral exploration on three contiguous parcels of land located in Mongolia. The Company owns 100% interest in the portions of the licences outside the Entrée-Ivanhoe Project Property, and 20-30% interest in the Entrée-Ivanhoe Joint Venture, depending on depth of mineralization.

Entrée LLC is also the registered owner of a fourth mineral exploration licence (Ikh Ulziit Uul) in Mongolia, comprising the Manlai property. Entrée also has the right to earn direct or indirect interests in properties in China, Arizona and New Mexico.

Our company's exploration activities in Mongolia, China, and the USA are under the supervision of Robert Cann, P.Geo., Entrée's Vice President, Exploration.  Mr. Cann is a "qualified person" as defined in NI 43-101. Except where otherwise noted, Mr. Cann is also responsible for the preparation of technical information in this AIF.

All mineral rock samples from our Mongolian properties are prepared and analyzed by SGS Mongolia LLC in Ulaanbaatar, Mongolia.  All coal samples from Mongolia are prepared and analyzed by SGS Mongolia LLC and by SGS-CSTC Standards Technical Services Co., Ltd., Tianjin, China.  Coal check samples were analyzed at Loring Laboratories Ltd. in Calgary, Canada. .  Samples from Arizona and New Mexico are analyzed at ALS Chemex in Sparks, Nevada, at Skyline Assayer and Laboratories, Tuscon, Arizona and at Acme Analytical Laboratories, Vancouver, British Columbia, Canada. All samples from China are analyzed at ALS Chemex, Guangzhou and at SGS-CSTC Standards Technical Services Co., Ltd., Tianjin.

Environmental Compliance

Our current and future exploration and development activities, as well as our future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which we conduct our activities.  These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters.  Our management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on our competitive position.  We intend to obtain all licenses and permits required by all applicable regulatory agencies in connection with our mining operations and exploration activities.  We intend to maintain standards of compliance consistent with contemporary industry practice.

In Mongolia, mining companies are required to file an annual work plan with, and provide a summary report to, the local Soum upon the conclusion of exploration activities that includes a discussion of environmental impacts.  In addition, mining companies are required to post a bond equal to 50% of the total estimated cost of any anticipated environmental reclamation, which is refunded upon completion of the reclamation work.  We have filed our annual work plan for 2009 and we have posted a bond in Bayan Ovoo Soum equal to approximately $1,050. Although no work is planned in 2009 at Manlai, bonds remain in place at Tsogt Tsetsii Soum equal to approximately $490, and at Manlai Soum equal to approximately $490.  These bonds cover environmental reclamation to the end of 2009.  These amounts are refundable to us once we have completed all environmental work to the satisfaction of the local Soum (the local Mongolian equivalent of a township or district).

In Arizona and New Mexico, exploration companies are required to apply for a work permit that specifically details the proposed work program.  A permit was granted in October 2008 for drilling on the Lordsburg property. A reclamation bond may be requested prior to the issuance of the appropriate permit but has not been requested to date.

Competition

The mineral exploration, development, and production industry is largely unintegrated.  We compete with other exploration companies looking for mineral resource properties and the resources that can be produced from them.  While we compete with other exploration companies in the effort to locate and license mineral resource properties, we do not compete with them for the removal or sale of mineral products from our properties, nor will we do so if we should eventually discover the presence of them in quantities sufficient to make production economically feasible.  Readily available markets exist world-wide for the sale of gold and other mineral products.  Therefore, we will likely be able to sell any gold or mineral products that we are able to identify and produce. Our ability to be competitive in the market over the long term is dependent upon the quality and amount of ore discovered, cost of production and proximity to our market.  Due to the large number of companies and variables involved in the mining industry, it is not possible to pinpoint our direct competition.

Employees

At December 31, 2008, we had twenty-three employees working for us.  We employ eleven employees in Vancouver, five employees in our office in Ulaanbaatar, Mongolia, two employees in our office in Beijing and five employees dedicated to our Mongolian and US field programs.  During the 2008 field season, we also employed five contract expatriate geologists, geological technicians, camp support personnel and summer students at our Lookout Hill project. In addition to our expatriate employees, we hire up to 100 local personnel, including geologists, labourers, geophysical helpers, geochemical helpers, cooks, camp maintenance personnel, drivers and translators.  These local personnel are hired as needed throughout each field season.  The number of local hires fluctuates throughout the year, depending on the workload.

In the United States, our field operations are headed by a contract geologist who is supported by other contract geologists on an as-needed basis as well as a geologist and geological technician who also work on our Mongolian and China projects.

None of our employees belong to a union or are subject to a collective agreement.  We consider our employee relations to be good.

RISK FACTORS

As stated on page 3, this AIF contains forward-looking statements, and any assumptions upon which they are based are made in good faith and reflect our current judgment regarding the direction of our business. Actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this AIF.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in our common stock involves a number of very significant risks.  You should carefully consider the following risks and uncertainties in addition to other information in this AIF in evaluating our Company and our business before purchasing shares of our Company's common stock.  Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  The risks described below are not the only ones facing our Company.  Additional risks not presently known to us may also impair our business operations.  You could lose all or part of your investment due to any of these risks.

Risks Resulting From The Close Connection Between Ivanhoe Mines’ Oyu Tolgoi Project And The Company’s Shivee Tolgoi Earn-in Property.

As a result of the close connection between Ivanhoe Mines’ Oyu Tolgoi Project and the Entree-Ivanhoe Project Property, certain risk factors associated with Ivanhoe Mines are also applicable to the Company and may adversely affect the Company, including:

Ivanhoe Mines and Rio Tinto may be unsuccessful in completing an Investment Agreement with the Government of Mongolia for the Oyu Tolgoi Project or may only be able to complete the contract on terms that effectively impair the economic viability of the Oyu Tolgoi Project.

The Mongolian Parliament has been negotiating with Ivanhoe Mines for five years with regard to the Investment Agreement. The Investment Agreement is structured to stabilize tax and fiscal issues and guide the planned development and long-term operation of the Oyu Tolgoi Project.  There was a general election in June 2008, that resulted in the return of the MPRP to a majority government.  After a period of political unrest in the country, punctuated by a riot which resulted in the death of five people, the government was formed and new cabinet ministers appointed.  A Working Group was appointed to finalize negotiations with Ivanhoe Mines regarding the Investment Agreement.  The Working Group forwarded their recommendation to the National Security Council, which then sent the agreement to Parliament on March 09, 2009.  Parliament recessed on March 13, 2009, but gave assurances to Ivanhoe Mines that the Investment Agreement would be given priority in the next session, scheduled to begin in early April 2009.

Ivanhoe Mines and Rio Tinto have been meeting with Members of Parliament to discuss issues relating to the planned development of Oyu Tolgoi and lawmakers have visited the Oyu Tolgoi Project site to see work in progress. Ivanhoe Mines and Rio Tinto also have expressed their concerns to Members of Parliament, the Government’s Cabinet and the President about potential adverse impacts on the cost and timing for the Oyu Tolgoi Project that would result from any further unexpected delays in the parliamentary approval process.

The draft agreement, once approved by Parliament, remains subject to approvals by the Ivanhoe Mines and Rio Tinto boards of directors.

An Investment Agreement addresses a broad range of matters relevant to Ivanhoe Mines’ Oyu Tolgoi Project, and the nature and scope of the Investment Agreement is of fundamental importance to the viability of the Oyu Tolgoi Project.  Parliament may refuse to approve a draft Investment Agreement, may delay such approval, or may make its approval conditional upon substantive changes being made to the draft which may severely impact the economic viability of the Oyu Tolgoi Project or effectively prevent Ivanhoe Mines from coming to an agreement with the Government on the Investment Agreement. Any such result would have a significant adverse effect on the development of the Oyu Tolgoi Project and Ivanhoe Mines itself, and, would adversely affect the Company.

The Hugo Dummett Deposit mineral resources do not have demonstrated economic viability and the feasibility of mining has not been established.

A substantial portion of the mineral resources identified to date on the Oyu Tolgoi Project are not mineral reserves and do not yet have demonstrated economic viability. There can be no assurance that some or all of these resources will be upgraded to mineral reserves. With the exception of the Southern Oyu Deposits, the feasibility of mining from the Oyu Tolgoi Project has not been, and may never be, established. There is a degree of uncertainty attributable to the estimation of reserves, resources and corresponding grades being mined or dedicated to future production. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on the prevailing metals market. Any material change in the quantity of its reserves, resources, grades or stripping ratio may affect the economic viability of a particular property. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The actual cost of developing the Oyu Tolgoi Project may differ significantly from Ivanhoe Mines’ estimates and involve unexpected problems or delays.

The estimates regarding the development and operation of the Oyu Tolgoi Project are based on Ivanhoe Mines’ Integrated Development Plan (“IDP”). This study establishes estimates of reserves and resources and operating costs and projects economic returns. These estimates are based, in part, on assumptions about future metal prices. The IDP derives estimates of average cash operating costs based upon, among other things: anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed; anticipated recovery rates of copper and gold from the ore; cash operating costs of comparable facilities and equipment; and anticipated climatic conditions. Actual operating costs, production and economic returns may differ significantly from those anticipated by the IDP and future development reports. There are also a number of uncertainties inherent in the development and construction of any new mine including the Oyu Tolgoi Project. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, power, water and transportation; the availability and cost of appropriate smelting and refining arrangements; the need to obtain necessary environmental and other government permits, and the timing of those permits; and the availability of funds to finance construction and development activities. The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that Ivanhoe Mines’ future development activities will result in profitable mining operations.

Lack of infrastructure in proximity to the material properties could adversely affect mining feasibility.

The Oyu Tolgoi Project is located in an extremely remote area, which currently lacks basic infrastructure, including sources of electric power, water, housing, food and transport, necessary to develop and operate a major mining project. While Ivanhoe Mines has established the limited infrastructure necessary to conduct its current exploration and development activities, substantially greater sources of power, water, physical plant and transport infrastructure in the area will need to be established before Ivanhoe Mines can conduct mining operations. Lack of availability of the means and inputs necessary to establish such infrastructure may adversely affect mining feasibility. Establishing such infrastructure will, in any event, require significant financing, identification of adequate sources of raw materials and supplies and necessary approvals from national and regional governments, none of which can be assured.

Risks Associated With Mining

All of our properties are in the exploration stage.  There is no assurance that we can establish the existence of any mineral resource on any of our properties in commercially exploitable quantities.  Until we can do so, we cannot earn any revenues from operations and if we do not do so we will lose all of the funds that we expend on exploration.  If we do not discover any mineral resource in a commercially exploitable quantity, our business will fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so.  If we do not, our business will fail.

A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (which can be viewed over the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7) as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.  The probability of an individual prospect ever having a "reserve" that meets the requirements of the Securities and Exchange Commission's Industry Guide 7 is extremely remote; in all probability our mineral resource property does not contain any 'reserve' and any funds that we spend on exploration will probably be lost.

Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that we will be able to develop our properties into producing mines and extract those resources.  Both mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices.  Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Our four exploration licences in Mongolia expire in March and April 2010.

All of our exploration licenses in Mongolia currently expire in March or April 2010. Exploration license holders are entitled to apply for conversion to a mining license before their exploration license has expired. In order to be granted a mining licence the holder must demonstrate, among other things, that the subject property contains reserves and resources. The Company has not yet demonstrated reserves and resources on all of its Mongolian exploration licences.

Mineral operations are subject to applicable law and government regulation.  Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource.  If we cannot exploit any mineral resource that we might discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labour standards, water right, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at economically viable costs.  If we cannot accomplish these objectives, our business could fail.

We believe that we are in compliance with all material laws and regulations that currently apply to our activities but there can be no assurance that we can continue to do so.  Current laws and regulations could be amended and we might not be able to comply with them, as amended.  Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms.  To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

Environmental hazards unknown to us which have been caused by previous or existing owners or operators of the properties may exist on the properties in which we hold an interest.  More specifically, we are required to deposit 50% of our proposed reclamation budget with the local Soum Governors office which will be refunded only on acceptable completion of land rehabilitation after mining operations have concluded. Even if we relinquish our licenses, we will still remain responsible for any required reclamation.

If we establish the existence of a mineral resource on any of our properties in a commercially exploitable quantity, we will require additional capital in order to develop the property into a producing mine.  If we cannot raise this additional capital, we will not be able to exploit the resource, and our business could fail.

If we do discover mineral resources in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure.  Although we may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis.  If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks.  In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Our operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure.  Any such event could result in work stoppages and damage to property, including damage to the environment.  We do not currently maintain any insurance coverage against these operating hazards.  The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on our Company.

Climatic Conditions can affect operations

Mongolia's weather varies to the extremes, with summer temperatures ranging up to 35° Celsius or more to winter lows of minus 31° Celsius. Such adverse conditions often preclude normal work patterns and can severely limit exploration and mining operations, usually making work impossible from November through to March. Although good project planning can ameliorate these factors, unseasonable weather can upset programs with resultant additional costs and delays.

Mineral prices are subject to dramatic and unpredictable fluctuations.

We expect to derive revenues, if any, from the extraction and sale of precious and base metals such as gold, silver, molybdenum, and copper.  The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond our control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. Mongolian law requires the sale or export of gold mined in Mongolia to be made through the Central Bank of Mongolia and/or other authorized entities at world market prices. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of our exploration projects, cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

 The mineral exploration, development, and production industry is largely unintegrated.  We compete with other exploration companies looking for mineral resource properties and the resources that can be produced from them.  While we compete with other exploration companies in the effort to locate and license mineral resource properties, we do not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible.  Readily available markets exist worldwide for the sale of gold and other mineral products.  Therefore, we will likely be able to sell any gold or mineral products that we identify and produce.

We compete with many companies possessing greater financial resources and technical facilities.  This competition could adversely affect our ability to acquire suitable prospects for exploration in the future.  Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Our title to our resource properties may be challenged by third parties or the licenses that permit us to explore our properties may expire if we fail to timely renew them and pay the required fees.

We have investigated the status of our title to the four exploration licenses granting us the right to explore the Togoot (License 3136X), Shivee Tolgoi (License 3148X), Javhlant (License No. 3150X), and Manlai (License No. 3045X) mineral resource properties and we are satisfied that the title to these four licenses is properly registered in the name of our Mongolian subsidiary, Entrée LLC and that these licenses are currently in good standing.

We cannot guarantee that the rights to explore our properties will not be revoked or altered to our detriment.  The ownership and validity of mining claims and concessions are often uncertain and may be contested.  Should such a challenge to the boundaries or registration of ownership arise, the Government of Mongolia may declare the property in question a special reserve for up to three years to allow resolution of disputes or to clarify the accuracy of our mining license register. We are not aware of challenges to the location or area of any of the mining concessions and mining claims.  There is, however, no guarantee that title to the claims and concessions will not be challenged or impugned in the future. Further, all of our licenses are exploration licenses, which were issued initially for a three-year term with a right of renewal for three more years, and a further right of renewal for three years, making a total of nine years.  The total estimated annual fees in order to maintain the licenses in good standing is approximately $280,000. If we fail to pay the appropriate annual fees or if we fail to timely apply for renewal, then these licenses may expire or be forfeit.

Development of the Entree-Ivanhoe Project Property may be delayed by Ivanhoe Mines in favour of development of the Oyu Tolgoi Property.

Ivanhoe Mines has earned between a 70 and 80% interest in the Entree-Ivanhoe Project Property. Ivanhoe Mines has effective control of the development of both the Oyu Tolgoi Property, which it owns outright, and the Entree-Ivanhoe Project Property, in which the Company will maintain an interest.  The development of the Entree-Ivanhoe Project Property may be adversely affected if Ivanhoe Mines decides to delay or reduce such development in favour of the immediate or complete development of the Oyu Tolgoi Property.

The Company’s ability to carry on business in Mongolia is subject to political and economic risk.

The Company holds its interest in its Mongolian exploration properties through exploration licences that enable it to conduct operations or development and exploration activities. Notwithstanding these arrangements, the Company’s ability to conduct operations or exploration and development activities is subject to changes in legislation or government regulations or shifts in political attitudes beyond the Company’s control. Government policy may change to discourage foreign investment, nationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that the Company’s assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the value of the Company’s original investment. Similarly, the Company’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, environmental legislation, mine safety and annual fees to maintain mineral licences in good standing. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The Company’s business in Mongolia may be harmed if the country fails to complete its transition from state socialism and a planned economy to political democracy and a free market economy.

Since 1990, Mongolia has been in transition from state socialism and a planned economy to a political democracy and a free market economy. Much progress has been made in this transition but much remains to be done, particularly with respect to the rule of law. Many laws have been enacted, but in many instances they are neither understood nor enforced. For decades Mongolians have looked to politicians and bureaucrats as the sources of the “law”. This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. Laws may be applied in an inconsistent, arbitrary and unfair manner and legal remedies may be uncertain, delayed or unavailable.

Recent and future amendments to Mongolian laws could adversely affect the Company’s mining rights or make it more difficult or expensive to develop the project and carry out mining.

In 2006, Mongolia implemented revisions to the Minerals Law. These revisions continue to preserve the substance of the original Minerals Law, which was drafted with the assistance of Western legal experts and is widely regarded as progressive, internally consistent and effective legislation, but the revisions have also increased the potential for political interference and weakened the rights of mineral holders in Mongolia. A number of the provisions will require further clarification from the Government about the manner in which the Government intends to interpret and apply the relevant law, which could have a significant effect on the Company’s Mongolian properties. The Mongolian government has, in the past, expressed its strong desire to foster, and has to date protected the development of, an enabling environment for foreign investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. The Oyu Tolgoi Project (and with it the Hugo North Extension and the Heruga deposit on the Entree-Ivanhoe Mines Joint Venture) has a high profile among the citizens of Mongolia and, as a burgeoning democracy, Mongolia has recently demonstrated a degree of political volatility. Accordingly, until these issues are addressed and clarified, there can be no assurance that the present government or a future government will refrain from enacting legislation or adopting government policies that are adverse to the interest of Ivanhoe Mines or the Company or that impair Ivanhoe Mines’ ability to develop and operate the Oyu Tolgoi Project on the basis presently contemplated.

The Company may be unable to enforce its legal rights in certain circumstances.

In the event of a dispute arising at or in respect of, the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.

The Company may experience difficulties with its joint venture partners.

Ivanhoe Mines has earned an interest in the Entree-Ivanhoe Project Property from the Company. Ivanhoe Mines and the Company have formed a joint venture and the Company may in the future enter into additional joint ventures in respect of other properties with third parties. The Company is subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on the Company’s ability to realize the full economic benefit of its interest in the property that is the subject of the joint venture, which could affect its results of operations and financial condition.

Risks Related To Our Company

We have a limited operating history on which to base an evaluation of our business and prospects.

Although we have been in the business of exploring mineral resource properties since 1995, we have not yet located any mineral reserves.  As a result, we have never had any revenues from our operations.  In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine.  We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do that we will be able to build or operate a mine successfully.  We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties.  During the twelve months ending December 31, 2009, we expect to spend approximately $12 million on the maintenance and exploration of our mineral properties and the operation of our company.  We therefore expect to continue to incur significant losses into the foreseeable future.  We recognize that if we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations.  At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development.  We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition.  There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

The fact that we have not earned any operating revenues since our incorporation raises substantial doubt about our ability to continue to explore our mineral properties as a going concern.

We have not generated any revenue from operations since our incorporation and we anticipate that we will continue to incur operating expenses without revenues unless and until we are able to identify a mineral resource in a commercially exploitable quantity on one or more of our mineral properties and we build and operate a mine. As at December 31, 2008, we had working capital of approximately $45 million.  We estimate our average monthly operating expenses to be approximately $700,000, including exploration, general and administrative expenses and investor relations expenses.  As a result, we believe that we will not have to raise any additional funds to meet our currently budgeted operating requirements for the next 12 months.  If these funds are not sufficient, or if we do not begin generating revenues from operations sufficient to pay our operating expenses when we have expended them, we will be forced to raise necessary funds from outside sources.  As we cannot assure a lender that we will be able to successfully explore and develop our mineral properties, we will probably find it difficult to raise debt financing.  We have traditionally raised our operating capital from sales of equity, but there can be no assurance that we will continue to be able to do so.  If we cannot raise the money that we need to continue exploration of our mineral properties, we may be forced to delay, scale back, or eliminate our exploration activities.  If any of these actions were to occur, there is a substantial risk that our business would fail.

Current global financial conditions may adversely impact operations and the value and price of shares.

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.  These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company.  If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the value and the price of the common shares could continue to be adversely affected.

As a result of their existing shareholdings and pre-emptive rights, Ivanhoe Mines and Rio Tinto each have the ability to significantly influence the business and affairs of the Company.

The shareholding of each of Ivanhoe Mines and Rio Tinto in the Company together with the right of Rio Tinto to maintain its shareholding with its pre-emptive right, give each of Ivanhoe Mines and Rio Tinto the voting power to significantly influence the policies, business and affairs of the Company and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of the Company’s assets. In addition, Ivanhoe Mines has operational control over the Entrée-Ivanhoe Project Property. Ivanhoe Mines also has a right of first refusal with respect to any proposed disposition by the Company of an interest in the balance of the Lookout Hill project not subject to the joint venture agreement, and Rio Tinto has a similar right with respect to the Manlai property. The share position in the Company of each of Ivanhoe Mines and Rio Tinto and the other rights of each may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s shares in the future.

Our Articles and indemnity agreements between our Company and some of our officers and directors indemnify our officers and directors against costs, charges and expenses incurred by them in the performance of their duties.

Our Articles contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any other loss, damage or expense incurred by our Company which shall happen in the execution of the duties of such officers or directors, as do indemnity agreements between our Company and some of our officers and directors.  Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our Company, though such an action, if successful, might otherwise benefit our Company and our shareholders.

Investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share if we issue employee/director/consultant options or if we issue additional shares to finance our operations.

We have not ever generated revenue from operations.  We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties.  We may also in the future grant to some or all of our directors, officers, consultants, and employees options to purchase our common shares as non-cash incentives to those persons.  Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the Toronto Stock Exchange and our stock option plan, when the public market is depressed.  The issuance of any equity securities could, and the issuance of any additional shares will, cause our existing shareholders to experience dilution of their ownership interests.

If we issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.  As at March 27, 2009, we had outstanding options exercisable into 11,901,800 common shares which, if exercised, would represent approximately 12.6% of our issued and outstanding shares.  If all of these warrants and options are exercised and the underlying shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of our shares.

Earnings and Dividend Record.

We have no earnings or dividend record. We have not paid dividends on our common shares since incorporation and do not anticipate doing so in the foreseeable future.  We do not generate any cash flow from operations and do not expect to do so in the foreseeable future.

Conflicts of Interest.

Certain of our officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time.  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any of our projects or opportunities.  In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.  In determining whether or not we will participate in any project or opportunity, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

Dependence on Key Management Employees.

The nature of our business, our ability to continue our exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel.  Our development now and in the future will depend on the efforts of key management figures, such as Gregory Crowe and Robert Cann.  The loss of any of these key people could have a material adverse effect on our business. We do not currently maintain key-man life insurance on any of our key employees.

Limited Ability to Hedge or Engage in Forward Sales.

While Mongolian law allows a company, by various applications and processes, to export and sell our own gold production, in practice, this is a difficult matter, with the result that we will have limited ability to engage in forward sales of, or to hedge, any future gold production.

Fluctuations in Currency Exchange Rates.

Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than United States dollars, may significantly impact our financial position and results. We face risks associated with fluctuations in Canadian, U.S. and Mongolian currencies.

Risk Associated With Our Common Stock

Because we do not intend to pay any dividends on our common shares, investors seeking dividend income or liquidity should not purchase our shares.

We do not currently anticipate declaring and paying dividends to our shareholders in the near future.  It is our current intention to apply net earnings, if any, in the foreseeable future to increase our working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase our common stock. We currently have no revenues and a history of losses, so there can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors, who currently do not intend to pay any dividends on our common shares for the foreseeable future.

We believe we were a passive foreign investment company during 2008, which may have a material affect on U.S. holders.

We believe we were a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2008 and may be a PFIC for subsequent tax years, which may have a material affect on U.S. Shareholders (“US Holders”).  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  Upon written request by a U.S. Holder, the Company will make available the information necessary for such U.S. Holder to make QEF Elections with respect to the Company. Additional adverse rules would apply to U.S. Holders for any year the Company is a PFIC and the Company owns or disposes of shares in another corporation which is a PFIC.

MINERAL PROPERTIES

Our wholly-owned Mongolian subsidiary, Entrée LLC, is the registered owner of the three mineral exploration licences (Javhlant, Shivee Tolgoi and Togoot) comprising the Company’s principal property, the Lookout Hill property, permitting mineral exploration on three contiguous parcels of land located in Mongolia. The Company owns a 100% interest in the portions of the licences outside the Entrée-Ivanhoe Project Property, and as of June 30, 2008, either a 20% or 30 % interest in the Entrée-Ivanhoe Joint Venture, depending on the depth of mineralization.

Each of our Lookout Hill exploration licences was granted by the Mineral Resources and Petroleum Authority of Mongolia.  Two of the three licences that comprise the Lookout Hill property were issued April 3, 2001 and were extended in June 2007 until April 2010. The third Lookout Hill licence was issued March 30, 2001 and was also extended in June 2007 until March 2010. A fourth licence, the Manlai licence, which is not material to the Company, was issued March 9, 2001 and extended in February 2008 to March 2010

Mongolian exploration licences are maintained in good standing by payment to the Mineral Resources and Petroleum Authority of Mongolia of set annual fees escalating from $0.10 to $1.50 per hectare over the course of the up to nine year tenure.  A property can be reduced in size selectively on application to the Cadastre office of the Mineral Resources and Petroleum Authority of Mongolia (the Cadastre is the central registry for land in Mongolia).  Application to convert a Mongolian exploration licence into a mining licence can be made at any time prior to licence expiry. Conversion of a licence to explore for minerals to a license to mine or develop a property in order to exploit minerals is commenced by review and Government approval of a defined mineral resource or reserve and then filing a formal application together with the reserve approval.  A mining licence may be granted for up to 30 years, plus two subsequent 20 year terms (cumulative total of 70 years).    Conversion of an exploration licence to a mining licence will result in an increase in the yearly fees that we are required to pay to the Mongolian government.  After issuance of a mining licence, we will be required to pay to the Mongolian government a licence fee of $15.00 per hectare per year.

The following table is a quick summary of our mineral licences and their renewal status:

Name of Property	License Number	Date Granted	Date Renewed	Expiration Date[1]
Javhlant	3150X	April 3, 2001	June 22, 2007	April 3, 2010
Shivee Tolgoi	3148X	April 3, 2001	June 22, 2007	April 3, 2010
Togoot	3136X	March 30, 2001	July 2, 2007	March 30, 2010
Manlai	3045X	March 9, 2001	February 18, 2008	March 9, 2010

1
The Company's exploration licences expire in March and April, 2010.  The total estimated annual fees in order to maintain these licences in good standing is approximately $280,000.  All annual fees are current.

Lookout Hill Property

The Lookout Hill project (“the Project”) consists of two contiguous properties, together comprised of three MELs (Shivee Tolgoi, Javhlant and Togoot), which cover a total of approximately 179,590 ha.  The two properties are as follows:

•
The Entree-Ivanhoe Project Property: 39,864 ha covering the eastern portion of the Shivee Tolgoi MEL and all of the Javhlant MEL, held in a Joint Venture Agreement with Ivanhoe Mines.  The Entree-Ivanhoe Project Property is contiguous with, and on three sides (to the north, east and south) surrounds, Ivanhoe Mines’ Oyu Tolgoi Property.  The Entree-Ivanhoe Project Property hosts the Hugo North Extension Deposit and the Heruga Deposit. Ivanhoe Mines is the project operator.

•	The Western Mineral Exploration Licences (100% Entrée): 139,726 ha covering the western portion of the Shivee Tolgoi MEL and all of the Togoot MEL.

Ivanhoe earned an 80% interest in minerals below 560 m below surface on the Entree-Ivanhoe Project Property and a 70% interest in minerals above that elevation.

Entrée retains 100% of the mineral rights on the western portion of the Shivee Tolgoi MEL and all of the Togoot MEL, subject to a right of first refusal by Ivanhoe Mines.  The Entrée MELs are current until March and April, 2010, and annual exploration licence fees have been paid to maintain the Entrée MELs in good standing until that date. Before completion of this final term, the MELs must be converted to mining licences or they expire.

The following is a summary taken from “NI 43-101 Compliant Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia,” with an effective date of March 26, 2008 (“Technical Report 2008”). This report was prepared in part by three independent consulting groups; AMEC in Reno, Nevada and Vancouver, BC, Quantitative Group (“QG”) in Perth, Australia, and GRD Minproc (“Minproc”) in Perth, Australia and a copy is filed on SEDAR at www.sedar.com and is incorporated by reference into this AIF. The Technical Report 2008 forms the basis for the information in this AIF regarding the Lookout Hill property. Portions of the information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the Technical Report 2008.

Project Description

The Lookout Hill Project (“the Project”) consists of two contiguous Properties, together comprised of three MELs (Shivee Tolgoi, Javhlant and Togoot), which cover a total of approximately 179,590 ha.  The two Properties are as follows:

•
The Shivee Tolgoi Earn-in Property: 39,864 ha covering the eastern portion of the Shivee Tolgoi MEL and all of the Javhlant MEL (the “Earn-in Property”), held in an Earn-in and Equity Participation Agreement (the Earn-in Agreement) with Ivanhoe.  The Earn-in Property is contiguous with, and on three sides (to the north, east and south) surrounds, Ivanhoe’s Oyu Tolgoi Property.  The Earn-in Property hosts the Hugo North Extension Deposit and the Heruga Deposit.

•	The Western Mineral Exploration Licences (100% Entrée): 139,726 ha covering the western portion of the Shivee Tolgoi MEL and all of the Togoot MEL.

The Earn-In Agreement (the Agreement) between Entrée and Ivanhoe came into effect on November 17, 2004.  As part of the Agreement, Ivanhoe, who is the project operator, is entitled to earn up to an 80% interest in minerals below 560 m below surface and a 70% interest in minerals above that elevation.  In order for Ivanhoe to earn its full interest in the property, Ivanhoe must expend $35 million in exploration and development over an eight year period, which commenced in November 2004.  The Agreement contains staged exploration expenditure commitments for different earn-in interest phases; Ivanhoe obtained a 60% interest in the Earn-in Property in early 2008 after expenditures in excess of US$27.5 million.

Entrée retains 100% of the mineral rights on the western portion of the Shivee Tolgoi MEL and all of the Togoot MEL, subject to a right of first refusal by Ivanhoe.  The Entrée MELs are current until March and April, 2009, and annual exploration licence fees have been paid to maintain the Entrée MELs in good standing until that date.  Entrée has been granted a final extension of term for the MELs, to March and April, 2010.  Before completion of this final term, the MELs must be converted to mining licences or they expire.

The Project lies within the Palaeozoic Gurvansayhan Terrane in southern Mongolia, a component of the Altaid orogenic collage, which is a continental-scale belt dominated by compressional tectonic forces.  The Gurvansayhan Terrane consists of highly-deformed accretionary complexes and oceanic island arc assemblages.  The island arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sedimentary rocks (Upper Devonian Alagbayan Formation), intruded by pluton-sized, hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition.  Carboniferous-age sedimentary rocks (Sainshandhudag Formation) overlie this assemblage.

Major structures in this area include the Gobi-Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays in the Project area, and the Gobi-Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and northwest

Samples from the drill programs were prepared for analysis at an on-site facility operated by SGS Mongolia LLC (SGS Mongolia).  The samples were then shipped under the custody of Ivanhoe to Ulaanbaatar, where they were assayed at a facility operated by SGS Mongolia.

Ivanhoe, the Earn-in Property operator, employs a comprehensive QA/QC program.  All sampling and QA/QC work is overseen on behalf of Ivanhoe by Dale A. Sketchley, P. Geo. Each sample batch of 20 samples contains four or five quality control samples consisting of one duplicate split core sample and one uncrushed field blank, which are inserted prior to sample preparation; a reject or pulp preparation duplicate, which is inserted during sample preparation; and one or two standard reference material (SRM) samples (one <2% Cu and one >2% Cu, if higher-grade mineralization is present based on visual estimates), which are inserted after sample preparation.

Ivanhoe strictly monitors the performance of the SRM samples as the assay results arrive at site.  If a batch fails based on standard reference material and blank sample tolerance limits from round-robin programs, it is re-assayed until it passes, unless the batch is deemed to represent barren intervals.

Hugo North Extension

AMEC prepared a mineral resource estimate for the Hugo North Extension in 2007 in conformance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserve definitions referred to in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).  The mineral resource estimate was prepared under the supervision of Dr. Harry Parker, P. Geo, AMEC - Reno and reported in a Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1, “Lookout Hill Project, Mongolia, NI 43-101 Technical Report with an Effective Date 29 March, 2007” (Technical Report 2007).

AMEC reviewed Ivanhoe’s QA/QC procedures at site in 2006 and found them to be strictly followed.  Results of field blanks show low incidence of contamination and confirm negligible contamination in the assay process.  AMEC also evaluated performance of core, coarse reject, and pulp duplicates, and the results were found to be acceptable.  The current Ivanhoe QA/QC program exceeds industry standards and demonstrates that the assay process for the samples taken from the Hugo North Extension Deposit is in control and the results are suitable for use in mineral resource estimation

The database used to estimate the mineral resources for the Hugo North and Hugo North Extension Deposits consists of samples and geological information from 307 drill holes, including daughter holes, totalling 371,172 m.  Within the Hugo North Extension (on the Lookout Hill Project) there are 37 holes totalling approximately 54,546 m used in support of the mineral resource estimate.  A number of the holes were sited in the Oyu Tolgoi mining lease that is held 100% by Ivanhoe, as well as being sited in the Hugo North Extension Deposit area.  The drilling program was well-supervised, and data collection procedures were in accordance with industry standards. AMEC concludes 6 holes drilled in late 2006 and in 2007 in the Hugo North Extension area but not used in the 20 February 2007 mineral resource estimate will have no material impact on the mineral resource estimate.

The Hugo North Extension Deposit within the Shivee Tolgoi Earn-in Property contains copper-gold porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.  The deposit is highly elongate to the north-northeast.  It is the continuation northwards of the Hugo North Deposit on the Ivanhoe wholly-owned adjacent Oyu Tolgoi Property.  Within the Lookout Hill Project the top of the mineralization occurs between 900 m and 1,200 m below surface.

The high-grade zone at Hugo North Extension comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite.  Bornite is dominant in the highest-grade parts of the deposit (averaging around 3% to 5% Cu) and is zoned outward to chalcopyrite (averaging around 2% Cu for the high-grade chalcopyrite dominant mineralization).  At grades of less than 1% Cu, chalcopyrite ± enargite, tennantite, bornite (rare chalcocite, pyrite and covellite) occur.  Elevated gold grades in the Hugo North Extension Deposit occur within the intensely-veined high-grade core and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite.  Quartz monzodiorite in the lower zone exhibits a characteristic pink to buff colour, with a moderate intensity of quartz veining (25% by volume).  This zone is characterized by finely disseminated bornite and chalcopyrite, although in hand specimen the chalcopyrite is usually not visible.  The sulphides are disseminated throughout the rock in the matrix as well as in quartz veins.  The geological knowledge of the deposits is sufficiently well-established to support resource estimation.

Preliminary process and metallurgical test work has been completed on the Hugo North Extension Deposit and the Hugo North Deposit within Ivanhoe’s Oyu Tolgoi Project. Three metallurgical composites from Hugo North and Hugo North Extension tested in 2007 contain elevated arsenic head grades ranging from 37 ppm to 1,146 ppm and high fluorine head grades ranging from 1,738 ppm to 4,139 ppm. Rougher and Cleaner concentrate copper recoveries ranged from 88.3 % to 94.6% and 81.0 % to 88.1% respectively. Cleaner concentrate arsenic and fluorine grades ranged from 81 ppm to 17,400 ppm and 653 ppm to 3651 ppm respectively. AMEC considers the copper recoveries reasonable.

AMEC inspected an Ivanhoe trace element block model, interpolated from 15 m drill hole composites, and observed elevated arsenic and high fluorine values at Hugo North and Hugo North Extension were approximately coincident with a hanging wall advanced argillic/high sulphidation ignimbrite zone. In this zone, arsenic ranged from 200 ppm to 1000 ppm ,  and fluorine, slightly offset to the east from the arsenic, ranged from 2000 ppm to greater than 3000 ppm. Elevated arsenic was also noted in a relatively deep and continuous zone through the Hugo North and Hugo North Extension deposit where grades ranged from 200 ppm to 1000 ppm. A substantial portion of the Hugo North Extension resource lies above this zone and contains arsenic values less than 200 ppm. The block model showed that most resource blocks below and east of the hanging wall zone had interpolated fluorine grades ranging from 1000 ppm to 2500 ppm.

Stephen Torr of Ivanhoe Mines has suggested that the bench scale tests did not allow for reasonable estimation of fluorine recoveries and that column tests would show that fluorine is downgraded during processing.   AMEC concurs that that this assumption is reasonable, and subject to confirmation by further test work.    Mr. Torr also suggested these elevated arsenic and fluorine zones could be managed though blending of ore types.

GRD Minproc have suggested that since the Hugo North and Hugo North Extension Deposits are part of the same continuous zone of mineralization, it is inferred that there is reasonable expectation that the gold and copper mineralization at Hugo North Extension can be treated using the currently-proposed metallurgical process methods for the Oyu Tolgoi Project. AMEC recommends the impact of arsenic and fluorine on processing and concentrate quality needs to be examined on annual production increments when Entrée converts resources to reserves.

As the Hugo North and Hugo North Extension Deposits are part of a single geological entity, AMEC estimated the resources as a single unit.  A close-off date of November 1, 2006 was utilised for drill hole data.  Following estimation, the resources for Hugo North Extension were cut at the property boundary (approximately 4768100N) and the tonnes and grades attributable to the Hugo North Extension were reported accordingly.

Geological models were constructed by Ivanhoe using lithological and structural interpretations completed in late 2006.  AMEC checked the lithological and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed.  The shapes honoured the drill data and appear well constructed.  To constrain grade interpolation in each of the zones, Ivanhoe created 3D grade shells.  Threshold values for the shells were determined by inspection of histograms and probability curves.  The shells were based on a copper or gold grade.  Two copper shells were used; one at a 0.6% Cu threshold and the second based on a quartz-vein-15%-by-volume threshold.  The quartz vein shell replaced the use of a 2% Cu shell in the March 2006 resource estimate to constrain the higher-grade copper shell.  Three gold shells were used: two at a grade threshold of 0.3 g/t Au (Main and West), and one at a 1 g/t Au threshold. The 1 g/t Au shell was added (relative to the 2006 Resource Model) to help constrain better the interpolation of the high gold grades.

AMEC checked the grade and mineralized shapes for interpretational consistency on section and plan, and found them to have been properly constructed.  The shapes honoured the drill data and interpreted geology, and appear well constructed.

Resource estimates were undertaken using MineSight® commercial mine planning software.  Industry-accepted methods were used to create interpolation domains based on mineralized geology, and grade estimation based on ordinary kriging.  Bulk density was interpolated using an inverse distance to the third power methodology.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.  The compositing honoured the domain zones by breaking the composites on the domain code values.

The estimation plan, or sets of parameters used for estimating blocks, was designed using a philosophy of restricting the number of samples for local estimation.  AMEC has found this to be an effective method of reducing smoothing and of producing estimates that match the Discrete Gaussian change-of-support model and ultimately the actual recovered grade-tonnage distributions.  Reasonableness of grade interpolation was reviewed by visual inspection of sections and plans displaying block model grades, drill hole composites, and geology.  Good agreement was observed.  A review of the effective amount of metal removed by outlier restriction indicated that the quantities of copper (0.2%-1.7%) and gold (2%-9%) were reasonable for the deposit type.

The mineral resources were classified using logic consistent with the CIM definitions required by NI 43-101.  Inspection of the model and drill hole data on plans and sections showed geological and grade continuity.  When taken together with spatial statistical evaluation and investigation of confidence limits in predicting planned annual production, AMEC determined that blocks should be assigned as Indicated Resources if they fell within the current drill hole spacing, which is on 125 x 70 m centres.  Blocks were assigned to the Inferred resource category if they fell within 150 m of a drill hole composite.

The mineralization within the Hugo North Extension Deposit as of 20 February 2007 is classified as Indicated and Inferred mineral resource.  The total project mineral resources are shown in Table 1-1, and are reported at copper equivalent cut-off grades of above 0.6%.  The copper equivalent grade was calculated using assumed metal prices of US$1.35/lb for copper and US$650/oz for gold and assuming gold recovery is 91% of copper recovery. Mineral Resources are not Mineral Reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

The metal price assumptions and the adjustment for metallurgical recovery used for calculating CuEq for the Hugo North mineral resources state in this report have been changed from previous reports to reflect current market conditions and technical understanding. The copper to gold metal price ratio and recovery ratio used have resulted in no change in the calculated CuEq values as stated for the 20 February 2007 mineral resources.

The contained gold and copper estimates in Table 1-1 have not been adjusted for metallurgical recoveries.  The base case CuEq cut-off grade assumptions for the Hugo North Extension deposit was determined using operating cost estimates from similar deposits.

Table 1-1:    Hugo North Extension Mineral Resources, Based on Drilling Completed to 01 November 2006 (0.6% CuEq Cut-off); Effective Date 20 February, 2007

Category	Tonnage (t)	Cu (%)	Au (g/t)	CuEq (%)	Contained Metal
					Cu (‘000 lb)	Au (oz)	CuEq ('000 lb)
Indicated	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
Inferred	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
Notes:

•
 * Copper Equivalent (CuEq) grades have been calculated using assumed metal prices (US$1.35/pound  for copper and US$650/ounce for gold). CuEq = %Cu + g/t Au*(18.98)/29.76). The equivalence formula was calculated assuming that gold was 91% of copper recovery. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

Heruga

The work by QG entailed the preparation of the mineral resource estimate for Heruga, an independent review of Ivanhoe’s exploration results and practices on the Javhlant licence, and an independent review of Entrée’s exploration on the 100% owned Western MELs.  This was also in conformance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserve definitions referred to in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). The mineral resource estimate was prepared under the supervision of Scott Jackson and John Vann QG - Perth. QG’s scope of work also involved the preparation of this Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1.

The Heruga Deposit within the Javhlant Earn-in Property contains copper-gold-molybdenum porphyry-style mineralization hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.  The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization.  The deposit is shallowest at the south end (approximately 500 m below surface) and plunges gently to the north.

QG reviewed Ivanhoe’s QA/QC procedures at site in 2008 and found them to be followed.  Results of field blanks show low incidence of contamination and confirm negligible contamination in the assay process.  QG also evaluated performance of core, coarse reject, and pulp duplicates, and the results were found to be acceptable.  The current Ivanhoe QA/QC program exceeds industry standards and demonstrates that the assay process for the samples taken from the Heruga Deposit is in control and the results are suitable for use in mineral resource estimation.

The database used to estimate the mineral resources for the Heruga Deposit consists of samples and geological information from 35 drill holes, including daughter holes, totalling 44,205 m.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels.  Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite.  Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Copper sulphides occur at Heruga in both disseminations and veins/fractures.  Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits.

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga. In addition, there is significant (100ppm - 1000ppm) molybdenum mineralization in the form of molybdenite. Very rare high gold grades (exceeding 50 g/t) appear to be associated with base metal ± molybdenite in late stage veins.

The Mineral Resource estimate for the Heruga deposit was prepared by Stephen Torr of Ivanhoe Mines under the supervision of Scott Jackson and John Vann of Quantitative Group.  A close-off date of 13 February, 2008 for survey (collar and downhole) data was utilized for constructing the geological domains.  Additional assay data was incorporated into the database up to 21 February, 2008.

To date, no metallurgical test work has been performed on mineralization from the Heruga Deposit.

Ivanhoe created three dimensional shapes or wireframes of the major geological features of the Heruga deposit.  To assist in the estimation of grades in the model, Ivanhoe also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated.  Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralisation faults.  For copper, a single grade shell at a threshold of 0.3% Cu was used.  For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t.  For molybdenum, a single shell at a threshold of 100ppm was constructed.  These grade shells took into account known gross geological controls in addition to broadly adhering to the abovementioned thresholds.

QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan.  The wireframes were considered to be properly constructed and honoured the drill data.

Resource estimates were undertaken using Datamine® commercial mine planning software.  The methodology used was very similar to that used by AMEC to estimate the Hugo North deposits. Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging.  Bulk density was interpolated using an inverse distance to the third power methodology.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.

As an independent check, QG also built a model from scratch using the same wireframes and drill data used in the Ivanhoe model.  Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters.  QG compared the two estimates and consider that they agree well within acceptable limits thus adding additional support to the estimate built by Ivanhoe.

The mineral resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43-101.  Blocks within 150m of a drill hole were initially considered to be Inferred.  A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150m.  This shape aimed to remove isolated blocks around drill holes where continuity of mineralization could not be confirmed.  Within the 150 m shape there were a small number of blocks that were greater than 150 m from a drill hole.  These were included because it was considered that geological and grade continuity could be reasonably inferred within the main part of the mineralized zone.  Of the total tonnes classified as Inferred approximately 95% are within 150 m of a drill hole while the average distance of the inferred blocks is approximately 100 m.

The resources estimated within the Heruga Deposit as of 13 February, 2008 are classified as Inferred, shown in Table 1-2, and are reported at copper equivalent cut-off grades of above 0.6%.  The equivalent grade was calculated using assumed metal prices of  $1.35/pound (“lb”) copper (“Cu”), $650/ounce (“oz”) gold (“Au”) and $10/lb molybdenum (“Mo”).  The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.

Table 1-2:                              Heruga Inferred Mineral Resources, Based on Drilling Completed to 13 February, 2008; Effective Date 21 February, 2008

Cut-off	Tonnage	Cu	Au	Mo	Cu Eq*	Contained Metal
CuEq %	1000's (t)%		g/t	ppm	%	Cu ('000 lb)	Au ('000 oz.)	CuEq ('000 lb)
>1.50	30,000	0.63	1.80	126	1.85	390,000	1,600	1,220,000
>1.25	80,000	0.59	1.39	124	1.54	970,000	3,400	2,710,000
>1.00	210,000	0.57	0.97	145	1.26	2,570,000	6,400	5,840,000
>0.90	300,000	0.55	0.84	150	1.16	3,600,000	8,000	7,700,000
>0.80	430,000	0.53	0.72	152	1.07	5,000,000	9,900	10,120,000
>0.70	590,000	0.51	0.62	148	0.98	6,590,000	11,700	12,750,000
>0.60	760,000	0.48	0.55	142	0.91	8,030,000	13,400	15,190,000
>0.50	930,000	0.45	0.50	135	0.84	9,220,000	14,900	17,270,000
>0.40	1,160,000	0.41	0.45	123	0.76	10,500,000	16,700	19,530,000
>0.30	1,420,000	0.37	0.40	111	0.69	11,670,000	18,200	21,530,000
Notes:

•
* Copper Equivalent estimated using $1.35/pound (“lb”) copper (“Cu”), $650/ounce (“oz”) gold (“Au”) and $10/lb molybdenum (“Mo”). The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula CuEq = %Cu + ((g/t Au*18.98)+(%Mo*0.01586))/29.76. The contained gold, copper and molybdenum represent estimated contained metal in the ground and have not been adjusted for metallurgical recovery.

Western Mineral Exploration Licenses

The Western MELs are underlain by Devonian and Carboniferous volcanic, volcaniclastic and sedimentary rocks, which in turn are overlain by a very minor amount of Permian (?) sedimentary rocks and Cretaceous sedimentary rocks.  The Devonian sequence is intruded by weakly cupriferous diorite dykes of probable Devonian age; both Devonian and Carboniferous rocks are intruded by a number of granitoid plutons and related felsic dykes of Carboniferous age.  On the western portion of the Shivee Tolgoi MEL, the Devonian sequence defines a corridor between two granitoid plutons, and has similarities with the stratigraphic succession to the east at Oyu Tolgoi.  To date, the stratigraphy underlying the Togoot MEL appears to be of Carboniferous age, although a small portion of Upper Devonian or Lower Carboniferous volcanics may be present along the southern margin of the MEL.

Exploration of the Western MELs since 2003 has comprised of geophysics, mapping, soil geochemistry, and diamond drilling.  The work was aimed primarily at testing deep induced-polarization anomalies believed to be associated with porphyry copper mineralization in the Devonian corridor and at epithermal precious metals mineralization in Devonian and Carboniferous rocks of the Shivee Tolgoi MEL, and at outcropping copper mineralization (Bayan-ovoo) and an area of intense hydrothermal alteration (Ring Dyke) on the Togoot MEL.

During 2007, Entrée explored the Western MELs with a programme of ground and airborne magnetics, soil sampling (conventional and MMI), geological mapping, trenching, and 17 holes totalling 7,712 m of diamond drilling.  The MMI sampling has indicated two areas of anomalous mobile ions responses: the West Khatnii Guya target, which has an anomalous molybdenum response; and the Altan Khulan target, an open-ended anomalous gold response.  Diamond drilling tested a number of different targets - on the Shivee Tolgoi MEL, epithermal gold mineralization and a deep IP target at Zone III; the MMI gold target at Altan Khulan; deep IP targets within the Devonian corridor at Khoyor Mod; and molybdenum mineralization hosted in Carboniferous volcanics at the Boundary Zone and in Carboniferous granitoids in the GGMM zone within the Baruun Grid area.  On the Togoot MEL, deep IP targets at the Ring Dyke Target and shallow gold targets at Manakhad were drilled.  The most significant intercept for all drilling was on the Altan Khulan target, which returned an intercept of 4.14 grams/tonne Au over 4.0 m.”

Recent Developments - Entree-Ivanhoe Project Property

In 2008, project operator, Ivanhoe Mines, continued drilling the Heruga Deposit to better define mineralization.  To July 2008, Ivanhoe completed 8 holes. Results from this drilling will be incorporated into an updated resources estimate.

One diamond drill hole was also completed by Ivanhoe Mines on the Ulaan Khud zone on the Shivee Tolgoin MEL without significant results.

Recent Developments - Western Mineral Exploration Licenses

In 2008, several new coal targets were discovered in the northwest portion of the 100%-owned Togoot License; however, to date, the Company does not consider any of these coal discoveries to be material. These targets lie within stratigraphy believed to be similar to that hosting the Tavaan Tolgoi metallurgical coal deposit.  The prospective area comprises some 38.5 square kilometres, and lies approximately 70 km southeast of Tavaan Tolgoi.   During 2008, a total of 40 holes totalling 4,979 metres were completed on three separate targets. Twelve of the forty holes were abandoned due to difficult drilling conditions.

The main target, Nomkhon Bohr, is a near-surface discovery in a complex geological environment.  Although the zone does not crop out on surface, it has been traced by drilling and trenching over a strike length of 1,300 metres  Analyses to date indicate the Nomkhon Bohr coal is predominantly low- to medium-volatile bituminous in rank with some analyses indicating anthracite coal rank as determined by applying PARR formula. The coal is high in ash with variable sulphur.  Coal-bearing horizons in drill holes can be up to 57 metres in apparent thickness; within these, multiple high-ash coal seams are usually present, ranging in apparent thickness from 0.2 metres to 4.35 metres.  True thicknesses are uncertain due to possible repetition of the host stratigraphy.

The other two coal targets, Coking Flats and Khar Suul, are blind discoveries underlying Cretaceous conglomerates and sandstones which are up to 130 metres thick.  Coal intercepts are narrower when compared to Nomkhon Bohr.

On the 100% owned portion of the Shivee Tolgoi MEL, Entrée drilled three holes in 2008.  Two holes on the Altan Khulan gold target did not return significant gold assays.  One hole on the Tom Bogd copper-molybdenum target was abandoned due to drilling conditions prior to reaching target depth.

Entree has budgeted approximately $2.6 million for first phase 2009 exploration. Core and reverse-circulation drilling resumed in mid March 2009 and will focus on continued testing of the Nomkhon Bohr target along strike, and the search for additional targets in the unexplored area to the west.

James R. Foster, P.Geo. and Owen Cullingham, P.Geol., are the QP’s responsible for supervising exploration on the Western MEL’s and for supervising the preparation of the technical disclosure in this section of the AIF.

Sampling and Analysis

A total of 950 coal core samples were sent to SGS Mongolia LLC in Ulaanbaatar for preparation and determination of lump relative density. Of these, 837 were then sent to SGS-CSTC Standards Technical Services Co., Ltd in Tianjin, China for specific gravity, proximate analysis, fixed Carbon %, total Sulphur %, and calorific value. In addition, free swell index was determined on 400 of the 837 samples. As of the date of this AIF, not all analytical results had been received from Tianjin - analytical results are only available up to EG-08-085. Thirty-seven coal samples were also sent to Loring Laboratories Ltd., Calgary, Canada for check analyses. Following industry practise, core from coal holes was not split and the entire core sample was sent for analysis after logging and photography. Reverse circulation holes were not sampled - only logged geologically and using down-hole geophysical probes.

Manlai Property, Kharmagtai Area

The property comprises one exploration license totalling 6,924 hectares. The exploration license was granted on March 9, 2001 and the current term expires on March 9, 2010. The property is located in southern Mongolia approximately 40 kilometres west of the Manlai village and 420 kilometres south of the capital city of Ulaanbaatar within Manlai and Tsogt Tsetsii Soums, Omnogovi Aimag.

The Manlai property is accessible by mainly unimproved dirt roads from Ulaanbaatar with final access to the property via dirt roads that branch off the Dalanzadgad-Manlai main access route.  The roads are generally in very poor condition and require the use of 4 wheel drive vehicles. Closest scheduled air access is via Oyu Tolgoi (120 kilometres south) or via Dalanzadgad, 160 kilometres to the southwest.

The operating season at Manlai normally runs from April through November, depending on weather and the defined work program.

Entrée acquired the title to the Manlai Property in September 2003, and began exploration in 2004.  Since 2004, Entree has completed 120 line-kilometres of soil geochemistry, 234 line- kilometres of magnetic surveying, 246 line-kilometres of IP surveys, over 1 kilometre of hand trenching, and 6 diamond drill holes totalling 4,474 metres.

This work has defined coincident magnetometer and induced polarization anomalies, and anomalous copper and molybdenum in soil geochemistry, with surface exposure of porphyry-style stockwork quartz veining containing chalcopyrite and bornite over an area of 500 x 150 metres.  The best drill hole  (EGU07013B) contained variable quartz stockwork veining with minor visible copper and molybdenum sulphides over a length of 510 metres. The best mineralized interval was 25 metres at 0.13% Cu (683 to 708 metres).

Limited work on the Manlai project was completed in 2008 and no work is planned in 2009.  The Company has chosen to extend the license to 2010.

Rio Tinto has a right of first refusal with respect to any proposed disposition by the Company of an interest in the Manlai property.

Empirical Discovery Agreement 2007

In July 2007, the Company entered into an agreement with Empirical Discovery LLC (“Empirical”) to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of $1.9 million and issuing 300,000 shares within 5 years of the anniversary of TSX acceptance of the agreement.  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million.

The principals of Empirical have extensive experience in exploration for copper porphyries in the Americas, as well as access to proprietary geophysical interpretation techniques of particular application to large regional datasets. These techniques have been modeled using a number of known deposits, and the criteria developed will be used to identify buried targets from the regional database.  Initial targeting is underway, and applications for eleven mineral exploration permits in southeastern Arizona and New Mexico totalling approximately 8.5 square miles (22 square kilometres) were approved.

In 2008, geophysical (IP and AMT), geological and geochemical surveys were completed on the  Gold Hill, Duncan and Ash Peak porphyry copper targets in Arizona and New Mexico. Based on encouraging results, approximately US$300,000 has been budgeted to drill test Gold Hill and Duncan in the second quarter of 2009. No further work is planned at Ash Peak.

Entrée completed geophysical (IP and AMT), geological and geochemical surveys over the Lordsburg project in the first half of 2008 to test for buried porphyry-style mineralization. Based on results from these surveys, four widely-spaced diamond drill holes totaling 2,563 metres (8,405 feet) were completed to test the principal targets.  Hole EG-L-08-002 intersected 310 metres of 0.14% copper and 0.08 grams per tonne (“g/t”) gold with intervals of higher grade mineralization up to 0.33% copper and 0.26 g/t gold. Complete results for EG-L-08-002 are listed in a news release dated January 15, 2009. No significant assays were returned for holes EG-L-001, EG-L-003 and EG-L-004.

The zone remains open in all directions with the closest drill hole currently located 1.3 kilometres (0.8 miles) to the southeast of EG-L-08-002. Entrée budgeted approximately $550,000 for further drill testing of this new discovery at Lordsburg. A three hole, 1,214 metre follow-up drill program was completed in March 2009. Results from this work are pending.

Empirical Discovery Agreement 2008

In January 2008, the Company entered into a second agreement with Empirical to explore for and test porphyry copper targets in a specified area near Bisbee, Arizona.  Bisbee is located within a copper district that produced over 8 billion pounds of copper and 3 million ounces of gold in the last century.  The Company intends to use the proprietary geophysical interpretation techniques developed by the principals of Empirical to locate buried porphyry targets.  The area of interest covers over 10,800 acres (4,370 hectares). Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of TSX acceptance of the agreement.  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million.

An approximately 9 line-kilometres test AMT survey budgeted at $43,000 was completed in February 2009.  The results of the survey will help to define possible drill targets.

Huaixi

In November 2007, Entree entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective contiguous exploration licences, totalling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People’s Republic of China.

Entrée has agreed to spend $3 million to fund exploration activities on the licences (collectively known as “Huaixi” - see maps on www.entreegold.com) over a four year period.  After Entrée has expended $3 million, the Company will have earned a 78% interest and Zhejiang No. 11 Geological Brigade will hold a 22% interest in the project.

The licences cover a large area of advanced argillic alteration with peripheral, small scale, past-producing copper-gold and pyrite mines. As the area has not been extensively drill-tested to depth or explored using deep-penetrating geophysical techniques, it is believed to offer excellent potential for buried copper deposits. In addition, the geology of the Huaixi area is similar to that of high-level systems associated with a number of porphyry copper deposits elsewhere in the world.

In late 2008, Entrée completed a property-wide stream sediment survey and a grid-controlled soil geochemical survey over selected areas of the Huaixi property. The surveys highlighted a 7 kilometre long, northwest-trending structural corridor with a strong, multi-element porphyry signature.  Approximately $260,000 has been budgeted in 2009 for infill geochemistry and geophysical (IP and magnetic) surveys to better define possible drill targets.

DIVIDENDS

We have not declared any dividends on our common stock since the inception of our Company on July 19, 1995.  There is no restriction in our Articles that will limit our ability to pay dividends on our common stock.  However, we do not anticipate declaring and paying dividends to our shareholders in the near future.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value, of which 94,580,898 are issued and outstanding at March 26, 2009. Each common share is entitled to one vote. All common shares of the Company rank equally as to dividends, voting power and participation in assets. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for exchange, exercise, redemption and retraction, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to modification, amendments or variation of such rights or such provisions are contained in the British Columbia Business Corporations Act and the Company’s Articles.

MARKET FOR SECURITIES

Our common shares were traded on the TSX Venture Exchange until April 24, 2006. On April 24, 2006 we began trading on the Toronto Stock Exchange.  Our symbol is "ETG" and our CUSIP number is 29383-100.  Our common shares are also traded on the NYSE Amex, formerly the American Stock Exchange, under the symbol EGI and on the Frankfurt Stock Exchange under the symbol EKA (WKN:121411).

Trading history

The following quotations reflect the high, low and closing bids, volume and number of trades on the Toronto Stock Exchange for the Company’s common shares for each of the most recently completed financial year, starting with the most recent month:

Name of Market:  Toronto Stock Exchange (CDN$)

Month	High	Low	Close	Volume
December 2008	$1.29	$0.65	$1.06	1,822,063
November 2008	0.99	0.61	0.83	2,146,275
October 2008	1.51	0.50	0.94	3,845,037
September 2008	2.26	1.30	1.43	4,597,548
August 2008	2.17	1.60	2.11	4,352,264
July 2008	2.15	1.78	1.82	6,069,561
June 2008	2.09	1.33	1.97	1,158,853
May 2008	1.64	1.35	1.43	2,547,974
April 2008	2.08	1.39	1.46	6,785,183
March 2008	2.53	1.80	2.00	1,476,610
February 2008	2.73	1.68	2.18	1,628,605
January 2008	2.73	1.68	2.18	1,628,605

The price of the Company’s common shares as reported by the Toronto Stock Exchange at the close of the business on December 31, 2008 was C$1.06 per share and on March 26, 2009 was C$1.42 per share.

Our common shares are issued in registered form.  Computershare Investor Services is the registrar and transfer agent for our common shares.

On March 26, 2009 the shareholders' list for our common shares showed 27 registered shareholders and 94,580,898 common shares outstanding.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options.  During the most recently completed financial year, stock options to purchase an aggregate 2,957,000 common shares were granted. The following table outlines the details of each grant:

Number of Options	Exercise Price	Grant Date
5,000	$2.58	January 9, 2008
1,535,000	2.00	April 3, 2008
12,500	1.55	May 21, 2008
125,000	2.02	July 17, 2008
1,279,500	1.55	September 17, 2008

ESCROWED SECURITIES

There were no escrowed securities at December 31, 2008.

DIRECTORS AND OFFICERS

The Company’s current Board of Directors consists of six directors.  The term of office for each director expires at the annual general meeting subsequent to that at which he or she was elected. The following is a brief account of the education and business experience of each director and executive officer during the last five years, indicating each person’s principal occupation during the period, and the name and principal business of the organization by which he was employed or with which he is/was involved as an officer, director or beneficial owner of securities with more than a 10% voting position.

Gregory G. Crowe, President, Chief Executive Officer and Director

Mr. Crowe has been a director and President of the Company since July 3, 2002 and has been Chief Executive Officer of the Company since July 16, 2003.

Mr. Crowe was self-employed from 1997 to 2002, providing exploration and management services for junior resource companies.  Mr. Crowe is currently a director of Acrex Ventures Ltd.

Mr. Crowe is a professional geologist with more than 25 years of exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia.  Prior to joining the Company, Mr. Crowe was a senior executive with Acrex Ventures Ltd., a junior resource company active in Ontario, and co-founder and President of Azimuth Geological Inc., a private consulting company specializing in exploration and management services for junior and major mining companies such as Rio Algom Ltd., the Prime Group and Westmin Resources Limited.  Mr. Crowe also worked for Yuma Copper Corp. from 1994 to 1997, where he was instrumental in transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two mines in Chile.

Mr. Crowe obtained a Bachelor of Geology degree from Carlton University and a Master of Geology degree from the University of Calgary.  He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and the Prospectors and Developers Association of Canada.

Mark H. Bailey, Director

Mr. Bailey has been a director of the Company since June 28, 2002.

Mr. Bailey is an exploration geologist with more than 27 years of industry experience.  Since 1995, he has been the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company whose shares are listed for trading on the Toronto Stock Exchange and the NYSE Amex.  Minefinders has discovered more than 4 million ounces of gold and 165 million ounces of silver over the past six years and recently put the Dolores Mine in Mexico into production.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.  Mr. Bailey is a highly respected industry veteran, renowned for his technical competence and strong ability to maximize exploration programs and budgets. Mr. Bailey is also currently a director of Minefinders, Dynasty Metals & Mining Inc. and Northern Lion Gold Corp.

Lindsay Richard Bottomer, Vice-President, Corporate Development and Director

Mr. Bottomer has been a director of the Company since June 28, 2002 and became Vice-President, Corporate Development on October 16, 2005.

Mr. Bottomer is a professional geologist with more than 35 years experience in global mineral exploration and development with major and junior mining companies, the last 20 years based in Vancouver, BC.  Currently, he is Vice-President, Corporate Development with Entrée Gold Inc.  He was formerly President and Chief Executive Officer of Silver Quest Resources Ltd., a public company focused on gold and silver exploration in Canada. Mr. Bottomer has also served as Vice-President Exploration with IMA Exploration Inc., Director of Canadian Exploration with Echo Bay Mines Ltd., and Vice-President of New Projects with Prime Equities International.  Mr. Bottomer is also currently a director of Astorius Resources Ltd., BCM Resources Corporation, Richfield Ventures Corp., Rochester Resources Ltd., Yale Resources Ltd. and Zenith Industries Corp.

Mr. Bottomer obtained a Bachelor of Science (Honours) degree in geology from the University of Queensland and a Master of Applied Science degree from McGill University.  Mr. Bottomer is a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Australasian Institute of Mining and Metallurgy. He is also Past President of the British Columbia and Yukon Chamber of Mines and served for six years from 2002 to 2008 as an elected councillor on the Association of Professional Engineers and Geoscientists of British Columbia.

James L. Harris, Chairman and Director

Mr. Harris has been a director of the Company since January 29, 2003 and was appointed non-executive Chairman on March 15, 2006.

Mr. Harris is a corporate, securities and business lawyer with over 25 years experience in British Columbia and internationally.  He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance.  Clients have included public companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, the OTC Bulletin Board and NASDAQ.  Involved in a number of professional and community activities, Mr. Harris has been an instructor at the Professional Legal Training Course for articling students sponsored by the Law Society of British Columbia on the subject of corporate and securities law.  Mr. Harris was also a Founding Member of the Legal Advisory Committee of the Vancouver Stock Exchange.  Apart from his legal education, Mr. Harris has also completed a graduate course in business at the London School of Economics. Mr. Harris has completed the Directors' Education Program of the Institute of Corporate Directors and is an Institute-certified Director.

Peter G. Meredith, Director

Mr. Meredith has been a director of the Company since November 24, 2004.  He was nominated by Ivanhoe Mines Ltd. as its representative on the Company’s Board, as per the terms of an Equity Participation and Earn-in Agreement effective November 9, 2004, between the Company and Ivanhoe Mines Ltd.

Mr. Meredith is a seasoned executive with a strong background in corporate management and in key facets of the mining industry, including exploration, mine construction, financing and operations. Mr. Meredith is Ivanhoe Mines' deputy chairman, overseeing the company's business development and corporate relations. Mr. Meredith joined the Ivanhoe Group in 1996 and was chief financial officer of Ivanhoe Mines prior to his appointment as deputy chairman. He has been a director of SouthGobi Energy Resources (formerly Asia Gold) since it went public in December, 2003 and is its Chief Executive Officer as well. Mr. Meredith is also currently a director of Great Canadian Gaming Corporation, Ivanhoe Energy Inc., Ivanhoe Mines Ltd., and Ivanhoe Australia Ltd.

Prior to joining Ivanhoe, Mr. Meredith, a Chartered Accountant and a Certified Management Accountant, was a partner and director of Deloitte & Touche, one of the largest accounting and management consulting firms in the world. Mr. Meredith has over 35 years of experience as a business advisor, specializing in regulatory compliance and corporate finance. He is also a member of the Canadian Institute of Chartered Accountants.

Michael Howard, Deputy Chairman and Director

Mr. Howard has been a director of the Company since May 16, 2007 and was appointed non-executive Deputy Chairman on the same day.

Mr. Howard, the former leader of the Conservative Party in Britain and a distinguished lawyer, has filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment. Since leaving office he was Shadow Foreign Secretary and then Shadow Chancellor. He remains a Member of Parliament until the next election.

Since 2005, Mr. Howard has been appointed to a number of corporate boards and is currently a director of Northern Racing Limited, Amteus plc, Helphire plc, and Offshield Limited.

Hamish Malkin, Chief Financial Officer

Mr. Malkin has been Chief Financial Officer of the Company since July 16, 2003 and was Corporate Secretary from August 7, 2003 to May 1, 2006.

Mr. Malkin has been self-employed since April 2003, providing Chief Financial Officer services on a contract basis.  Prior to being self-employed, Mr. Malkin was the Chief Financial Officer of Trivalence Mining Corporation from January 1997 to March 2003.  Mr. Malkin is a Chartered Accountant and a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia.  Prior to 1997, Mr. Malkin held senior financial positions in the entertainment and commercial real estate industries. Effective July 1, 2008, Mr. Malkin became an employee of the Company. Mr. Malkin is also the CFO of Argentex Mining Corporation

Robert M. Cann, Vice-President, Exploration

Mr. Cann has been the Company’s Exploration Manager since July, 2002 and was appointed to the position of Vice-President, Exploration on August 11, 2005.

Mr. Cann has been in charge of the startup and management of all of the Company’s support operations and exploration projects in Mongolia since July, 2002.  He has extensive experience in project management, geological consulting and office management.  Prior to joining the Company, Mr. Cann was Exploration Manager for Spokane/Sand River Resources in Chihuahua, Mexico, from 1999 to 2000.  From 1995 through 1999, Mr. Cann worked as an independent consulting geologist for various companies contemplating property acquisitions in Honduras, Mexico, Peru and Nevada. Mr. Cann holds a Master of Science degree in Economic Geology from the University of British Columbia and is a member of the Association of Professional Engineers and Geoscientists of British Columbia - P. Geo., the Canadian Institute of Mining and Metallurgy (CIMM) and the Society of Economic Geologists.

Mona M. Forster, Vice President and Corporate Secretary

Ms. Forster joined the Company as Business Manager in October 2003, was appointed Corporate Secretary in May 2006 and appointed Vice President on November 28, 2007.

Ms. Forster has over 20 years of experience in administration and management, primarily in the mining industry.  She holds an MBA from Simon Fraser University and is currently an elected director of the Association for Mineral Exploration British Columbia and an appointed member of the BC Mineral Exploration and Mining Labour Market Task Force, a government-industry task force struck in 2007 to address the need for skilled and qualified workers within the mining industry in BC.

The table below sets out further particulars (stated as of December 31, 2008) required to be disclosed in this item:

	No. of common
	shares
Name and municipality of	beneficially	No. of securities held on a
residence	owned, directly or	fully-diluted basis(1)
	indirectly, or
	controlled(2).

Gregory Crowe		Shares:	1,359,584
Bowen Island,	1,359,584	Warrants:	0
British Columbia, Canada		Stock options:	1,085,000
		Total:	2,444,584

Mark H. Bailey	410,000	Shares:	410,000
Bellingham, Washington, U.S.A.		Warrants:	0
		Stock options:	980,000
		Total:	1,390,000

Lindsay Richard Bottomer	282,500	Shares:	282,500
North Vancouver, British Columbia,		Warrants:	0
Canada		Stock options:	990,000
		Total:	1,272,500

James L. Harris	325,000	Shares:	325,000
West Vancouver, British Columbia,		Warrants:	0
Canada		Stock options:	1,010,000
		Total:	1,335,000

Peter Meredith	Nil	Shares:	0
Vancouver, British Columbia,		Warrants:	0
Canada		Stock options:	605,000
		Total:	605,000

Michael Howard	57,000	Shares:	57,000
London, UK		Warrants:	0
		Stock options:	760,000
		Total:	817,000

Hamish Malkin	Nil	Shares:	0
Bowen Island,		Warrants	0
British Columbia, Canada		Stock options	480,000
		Total:	480,000

Robert M. Cann	31,000	Shares:	31,000
Nanaimo, British Columbia		Warrants:	0
Canada		Stock options:	625,000
		Total:	656.000

Mona M. Forster	66,700	Shares:	66,700
Vancouver, British Columbia		Warrants:	0
Canada		Stock options:	510,000
		Total:	576,700
(1)           As at December 31, 2008.
(2)
Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding securities.

To the best of the Company’s knowledge as at March 26, 2009, directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 2,204,600 common shares (not including common shares issuable upon exercise of stock options) representing 2.3% of the then outstanding common shares.

Standing Committees of the Board of Directors

The standing committees of the Board are the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee (which replaces the Nominating Committee) and the Technical Committee. In the year ended December 31, 2008, an additional committee was formed to consider transactions which might enhance shareholder value. That committee is comprised of James Harris, Mark Bailey and Michael Howard.

Audit Committee

The Audit Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for audit committee members.  The members of the Audit Committee are Mark Bailey, Michael Howard and Peter G. Meredith (chairman). All members of the Audit Committee are financially literate. Relevant education and experience for members of the Audit Committee is listed on Pages 37-38.

The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company’s financial statements, monitoring the independence and performance of the Company’s external auditors and acting as a liaison between the Board and the Company’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management discussion and analysis and news releases with respect to the Company’s financial performance before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors. The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate.

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

Audit Fees

The following table shows the aggregate fees billed to the Company by its external auditor in each of the last two years.

Audit Fees	2008	2007
Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect of quarterly filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and US securities filings.	$192,775	$104,567
Audit Related Fees		$16,000
Tax Fees
Tax compliance, taxation advice and tax planning for international operations.	31,478	-
All other fees	-	-
	$224,253	$120,567

Compensation Committee

The Compensation Committee is comprised of three members of the Board: Michael Howard (chairman), Mark Bailey and Peter G. Meredith.

The primary objective of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company’s Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is appointed by the Board of Directors to: (1) assist the Board, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders; (2) to assist the Board in the event of any vacancy on the Board by identify individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and (3) to recommend to the Board, on an annual basis, director nominees for each Board committee. The members of the Corporate Governance and Nominating Committee are Michael Howard, James L. Harris (chairman) and Peter G. Meredith.

Technical Committee

The Technical Committee consists of Mark Bailey, Lindsay Bottomer and Gregory Crowe, each of whom is a professional geologist.  Neither Mr. Crowe, the President and Chief Executive of the Company, nor Mr. Bottomer, the Vice-President, Corporate Development of the Company, is an independent director.  The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board of Directors itself) during intervals between meetings of the Board of Directors pertaining to the Company’s mining properties, programs, budgets, and other related activities and the administration thereof.

Certain of our officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time.  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any of our projects or opportunities.  In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.  In determining whether or not we will participate in any project or opportunity, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

PROMOTERS

Not applicable

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Not applicable

INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Not applicable

TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services at its offices in Vancouver and Toronto is both the transfer agent and registrar for the Company.  Their address is 3rd Floor, 510 Burrard Street, Vancouver, BC, V6C 3G9, Telephone:  (604) 689-9853, Facsimile: (604) 689-8144.

MATERIAL CONTRACTS

1.	Joint Venture Agreement deemed effective June 30, 2008 between Entrée Gold Inc. and Ivanhoe Mines Mongolia Inc. XXK

Pursuant to the Equity Participation and Earn-In Agreement dated October 15, 2004, as amended on November 9, 2004 and assigned on March 15, 2005 (the “Earn-In Agreement”), a joint venture was deemed to be formed on June 30, 2008 and the parties were required to enter into a joint venture agreement in the form attached to the Earn-In Agreement as Appendix A (the “Joint Venture Agreement”).  Upon entering into the Joint Venture Agreement, the Earn-in Agreement terminated, except for certain parts which expressly survived the termination.

The Joint Venture Agreement governs the parties’ activities on the Entrée-Ivanhoe Project Property, including exploration, acquisition of additional real property and other interests, evaluation of, and if justified, engaging in development and other operations, engaging in marketing products, and completing and satisfying all environmental compliance and other continuing obligations affecting the Entrée-Ivanhoe Project Property.  The term of the Joint Venture Agreement is 20 years and for so long thereafter as the parties are engaged in activities on the Entrée-Ivanhoe Project Property.

The Joint Venture Agreement provides for the formation of a management committee, with two Entrée and two Ivanhoe Mines representatives.  Entrée and Ivanhoe Mines each have a number of votes in proportion to its participating interest.  Decisions are made by a simple majority vote.  Ivanhoe Mines is currently the manager, and as such is entitled to break any tie votes.  The Joint Venture Agreement provides that Ivanhoe will, if requested by Entrée, contribute Entrée’s portion of funds for approved programs and budgets.  The contribution will be treated as a loan, and will be repayable by Entrée from 90% of the available cash flow arising from the sale of products.

Ivanhoe Mines’ right of first refusal on the remainder of Lookout Hill is preserved in the Joint Venture Agreement.

2.	Equity Participation Agreement dated 17th June, 2005, between Entrée Gold Inc. and Kennecott Canada Exploration Inc. (“Kennecott”)

Pursuant to this agreement, Kennecott acquired 6,306,921 units of Entrée at a price of C$2.20 per unit.  Each unit comprises one common share, one share purchase warrant A (“A Warrant”) and one share purchase warrant B (“B Warrant”).  Two A Warrants entitles Kennecott to acquire an additional share for two years at a price of C$2.75.  Two B Warrants entitles Kennecott to acquire an additional share for two years at a price of C$3.00.

The agreement includes provisions pursuant to which Kennecott will be entitled to maintain its proportional equity interest in future financings by Entrée and will vote its shares in support of certain matters at meetings of Entrée’s shareholders.

In addition, Entrée agreed to give Kennecott or its affiliates a right of first refusal on its 100% owned Manlai property in southern Mongolia.

3.
Equity Participation and Earn-in Agreement dated October 15, 2004, between Entrée Gold Inc. and Ivanhoe Mines Ltd , as amended on November 9, 2004 and subsequently assigned to Ivanhoe Mines Mongolia Inc. XXK on March 1, 2005

Under the Earn-In Agreement, Ivanhoe Mines earned a 70% interest in mineralization above a depth of 560 metres on the Entrée-Ivanhoe Project Property, and an 80% interest in mineralization below that depth, by spending an aggregate $35 million on exploration.  Ivanhoe Mines completed its earn-in on June 30, 2008, at which time a joint venture was deemed to be formed and the parties were required to enter into the Joint Venture Agreement.  The Joint Venture Agreement was intended to replace the Earn-In Agreement, and the Earn-In Agreement terminated, except for certain parts that expressly survived the termination.  Those parts include provisions related to the joint venture agreement, title, tenure and related matters and arbitration.

INTEREST OF EXPERTS

Entrée’s auditor is Davidson & Company LLP, Chartered Accountants, in Vancouver, BC. The Corporation’s audited consolidated financial statements as at and for the years ended December 31, 2008 and 2007 have been filed under National Instrument 51-102 in reliance on the report of Davidson & Company LLP, independent registered chartered accountants, given on their authority as experts in auditing and accounting.

AMEC Americas Ltd. (“AMEC”), Quantitative Group (QG) and GRD Minproc (Minproc) have prepared the NI 43-101 Compliant Technical Report on Lookout Hill Project, Mongolia, with an effective date of March 26, 2008, that forms the basis of the scientific and technical disclosure regarding the Lookout Hill property a copy of which is available on SEDAR at www.sedar.com. To the knowledge of the Company, AMEC, the principals of AMEC, QG, the principals of QG and Minproc and the principals of Minproc, as a group beneficially own, directly or indirectly, less than one percent of the outstanding common shares.

Robert M. Cann, M.Sc., P.Geo. and Entrée’s Vice-President, Exploration, is a "qualified person" as defined in National Instrument 43-101.  Mr. Cann is responsible for the preparation of technical information in Entrée’s news releases and other disclosure documents.  Mr. Cann owns 31,000 common shares of Entrée and 625,000 options to purchase common shares.

Jim Foster, P.Geo. is a "qualified person" as defined in National Instrument 43-101.  Mr. Foster is responsible for the preparation of data related to the Western MEL.  Mr. Foster owns 240,000 options to purchase common shares.

Owen Cullingham, P.Geo. is a "qualified person" as defined in National Instrument 43-101.  Mr. Cullingham is responsible for the preparation of data related to Nomkhon Bohr.  Mr. Culling ham does not own any common shares or options of the Company.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation is contained in the management information circular for the annual general meeting of the Company’s held on May 16, 2008. Additional financial information is contained in the Company’s comparative financial statements and MD&A as at and for the years ended December 31, 2008 and 2007. Copies of the information circular, financial statements and MD&A are available on SEDAR, and may also be obtained upon request from the Company at 1201-1166 Alberni Street, Vancouver, BC V6E 3Z3.

Additional information relating to Entrée Gold Inc. may be found on SEDAR at www.sedar.com.

APPENDIX

TO ANNUAL INFORMATION FORM DATED MARCH 26, 2008

ENTRÉE GOLD INC.

AUDIT COMMITTEE CHARTER

As Adopted by the Board of Directors on March 20, 2008

I.	Purpose of Audit Committee of Entrée Gold Inc. (the “Company”)

The purpose of the Audit Committee (the “Committee”) is to:

1.	Assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities relating to:

(a)
the quality and integrity of the Company’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)	the independence and qualifications of the Company’s independent accountants and review of the audit efforts of the Company’s independent accountants; and

(c)	the development and implementation of policies and processes regarding corporate governance matters.

2.	Provide an open avenue of communication between the independent accountants, the Company’s financial and senior management and the Board.

3.
Prepare any reports required to be prepared by the Committee pursuant to the rules of any stock exchange on which the Company’s shares are listed and pursuant to the rules of any securities commission or other regulatory authority having jurisdiction, whether for inclusion in the Company’s annual proxy statement or otherwise.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Company and the Company’s independent accountants, as well as any advisors employed by the Committee. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management and the Company’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

II.        Composition

The Committee shall be composed of at least three directors, each of whom the Board has determined has no material relationship with the Company, is otherwise “unrelated” and satisfies the definition of “independent” as set forth by Rule 10A-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and any other applicable securities laws, rules or exchange requirements of any stock exchange upon which the Company’s securities are listed as in effect from time to time.

Exchange Act 10A-3 requires that each member of the Audit Committee must serve on the Board of Directors and satisfy independence requirements. For the purposes of satisfying the independence requirement, Audit Committee members may not (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee1 from the Company, or of the Company’s subsidiaries; or (ii) be an affiliate of the Company or any of the Company’s subsidiaries.

Because the Company is currently a foreign private issuer, the Company may seek to take advantage of the following exemptions from the Rule 10A-3 independence requirements:”

1.
A non-executive employee of the Company may be exempt from the prohibition of accepting consulting, advisory or other compensatory fees if that employee is elected or named to the Board or Audit Committee pursuant to the Company’s governing laws or constating documents, an employee collective bargaining or similar agreement or other home country legal or listing requirement; and

2.	An Audit Committee member may be exempt from the prohibition of being an affiliate of the Company if:

(a)	The member is an affiliate of the Company or a representative of such an affiliate;

(b)	The member has only observer status on, and is not a voting member or the chair of the Audit Committee; and

(c)	The member nor the affiliate for which such member is a representative is an executive officer of the Company.

These exemptions are only available to the Company so long as it remains a foreign private issuer as defined by Exchange Act 3b-4(c).  If the Company ceases to fall within the definition of a foreign private issuer, the Company must immediately take steps to cure the any independence non-compliance within the Audit Committee.2

All members of the Committee must be financially literate, meaning that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  One or more members of the Committee shall be, in the judgment of the Board an “audit committee financial expert” as such term is defined by applicable rules and regulations.

If any executive officer of the Company becomes aware of any material non-compliance with the Exchange Act Rule 10A-3 requirements, the Company must provide notification to the exchange on which its securities are listed.

If any member of the Committee ceases to be “independent”, as defined by the applicable securities laws and exchange requirements, including Exchange Act Rule 10A-3, for reasons outside that member’s reasonable control, that person, with prompt notice to the exchange on which its securities are listed, may remain an audit committee member until the earlier of the next annual meeting of the shareholders or one year from the occurrence of the event that caused the member to no longer be independent.

1 Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided, however, that such compensation is not contingent upon continued service to the Company.)  This exception, however, may be overridden by AMEX and the Audit Committee should, during its routine evaluation of the effectiveness of this Charter, determine whether this exception still applies.

2 If the Company elects to take advantage of either these exemptions, the Audit Committee should periodically review its status as a foreign private issuer as defined by Exchange Act Rule 3b-4(c).  If the Company ceases to qualify as a foreign private issuer, and the Company’s securities are listed on AMEX, the Company may need to adjust its “independence” criteria to reflect the requirements set forth in the AMEX Company Guide Rule 121(A).
2

III.       Authority

The Committee shall have the authority to (i) retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Company. In addition, the Committee shall have the authority to request any officer, director, employee or consultant of the Company, the Company’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee shall be responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submissions by employees of the Company regarding questionable accounting or auditing matters.

The Committee shall review the reports of the Chief Executive Officer and Chief Financial Officer (in connection with their required certifications for the Company’s filings with the Securities and Exchange Commission) regarding any significant deficiencies or material weaknesses in the design of operation of internal controls and any fraud that involves management or other employees of the Company who have a significant role in managing or implementing the Company’s internal controls. During this review, the Committee should evaluate whether the internal control structure, as created and as implemented, provides reasonable assurances that transactions are recorded as necessary to permit the Company’s external auditors to reconcile the Company’s financial statements in accordance with applicable securities laws.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Company’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company.

The independent accountants shall submit to the Audit Committee annually a formal written statement delineating all relationships between the independent accountants and the Company and its subsidiaries, addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in or required by the rules and regulations of all relevant regulatory authorities.

The independent accountants shall submit to the Audit Committee annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Company’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

3

IV.        Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Company. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.

V.         Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee. If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. All requests for information from the Company or the independent accountants shall be made through the Chairperson.

VI.        Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.	A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

2.	The Committee shall meet at least quarterly (or more frequently as circumstances dictate); and

3.
Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Company at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

VII.      Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.
Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee;

2.	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

3.
Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants;

4

4.
Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services;

5.	Review and approve the issuer’s hiring policies from time to time regarding partners, employees and former partners and employees of the present and former external auditor of the issuer;

6.
Inquire of management and the independent accountants and evaluate the effectiveness of the Company’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls;

7.	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants;

8.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources;

9.	Consider and review with the independent accountants, out of the presence of management:

(a)	the adequacy of the Company’s internal controls and disclosure controls including the adequacy of computerized information systems and security;

(b)	the truthfulness and accuracy of the Company’s financial statements; and

(c)	any related significant findings and recommendations of the independent accountants together with management’s responses thereto;

10.	Following completion of the annual audit, review with management and the independent accountants:

(a)	the Company’s annual financial statements and related footnotes;

(b)	the independent accountants’ audit of the financial statements and the report thereon;

(c)	any significant changes required in the independent accountants’ audit plan; and

(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards;

11.
Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

12.
Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments;

13.
In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management’s responses;

5

14.	Consider and review with management:

(a)	significant findings during the year and management’s responses thereto; and

(b)	any changes required in the planned scope of their audit plan;

15.
Review, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing the Company’s financial statements, including Management’s Discussion & Analysis, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements;

16.
Facilitate the preparation and inclusion of any report from the Committee or other disclosures as required by applicable laws and regulations in the Company’s annual proxy statement or other filings of all regulatory authorities having jurisdiction;

17.
Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning. Review management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company;

18.	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the relevant regulators or prior to the release of earnings;

19.
Review policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants;

20.
Review, with the Company’s counsel, any legal, tax or regulatory matter that may have a material impact on the Company’s financial statements, operations, related Company compliance policies, and programs and reports received from regulators;

21.	Evaluate and review with management the Company’s guidelines and policies governing the process of risk assessment and risk management;

22.	Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee;

23.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate;

24.
Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter;

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25.	Review, assess and update this Charter on an annual basis and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws; and

26.	Perform such other functions consistent with this Charter, the Company’s Articles and governing law, as the Committee deems necessary or appropriate.

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ANNEX A

PROCEDURES FOR THE SUBMISSION OF
COMPLAINTS AND CONCERNS REGARDING
ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR
AUDITING MATTERS

1.
Entrée Gold Inc. (the “Company”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Company or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2.
Any employee or consultant of the Company may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as “Confidential” or “To be opened by Committee only”. If an employee or consultant would like to discuss the matter directly with a member of the Committee, the employee or consultant should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

Entrée Gold Inc.
c/o Audit Committee
Attn:  Chairperson
Suite 1201 - 1166 Alberni St.
Vancouver, BC CANADA  V6E 3Z3
Canadian Email Address: etgcanada@entreegold.com
USA Email Address: etgus@entreegold.com
Mongolia Email Address: etgmongolia@entreegold.com

3.	Any complaints received by the Company that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4.
At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.

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